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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A
                                 AMENDMENT NO. 1

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
       SMALL BUSINESS ISSUER UNDER SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


                          Enviro-Clean of America, Inc.
                          -----------------------------
                         (Name of Small Business Issuer)


Nevada                                            88-0386415
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(State or other jurisdiction of                   (I.R.S. Employer
Identification No.)                               incorporation or organization)

211 Park Ave, Hicksville, NY                      11801
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(Address of principal executive officers)         (Zip Code)

                    Issuer's telephone number: (516) 931-4455
                    ------------------------------------------

Securities to be registered under Section 12(b) of the Act:

Title of each class                               Name of each exchange on which
to be so registered                               each class is to be registered

None                                              None
--------------------------------------            ------------------------------


Securities to be registered under Section 12(g) of the Act:

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                                (Title of class)




                     ---------------------------------------
                                (Title of class)

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                          ENVIRO-CLEAN OF AMERICA, INC.

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


                                     PART I


ITEM 1. DESCRIPTION OF BUSINESS.

(a)      BUSINESS DEVELOPMENT

         Enviro-Clean of America, Inc. (the "Company") was incorporated in Nevada on December 9, 1997 with the stated business plan of engaging in the marketing and distribution of sanitary supplies and related paper products. Management of the Company believed that, in addition to internal expansion, substantial opportunities existed to expand the Company's business through strategic acquisitions.

         From its inception to January of 1999, the Company engaged in extensive research on the cleaning supplies industry, identifying and categorizing potential acquisition targets by size of revenues, geographic market and products distributed. The Company used the results of this research to refine its business plan, rate potential acquisition targets according to their potential fit with the Company's plans and develop financial projections regarding the capital needs of the Company. In mid-1998, the Company began negotiating the acquisitions of Kandel & Son, Inc. ("Kandel & Son") and NISSCO/Sunline, Inc ("NISSCO"). At the same time, the Company began negotiations with several potential financing sources. In late 1998, deposits were placed with the shareholders of Kandel & Son and NISSCO as the first step in completing the acquisitions of these companies.

         As of January 1, 1999, the Company completed the acquisition of Kandel & Son, a 48-year old New York-based sanitary supply distribution company. Prior to the acquisition, Richard Kandel, who is the Chairman of the Board, Chief Executive Officer and Treasurer of the Company, was also the president and sole shareholder of Kandel & Son. (See "Item 7 - Certain Relationships and Related Transactions"). Kandel & Son distributes approximately 1,000 janitorial and sanitary products to customers in the New York metropolitan area.

         As of January 1, 1999, the Company acquired NISSCO, a Florida-based marketing group which acts as sales agent for a buying group consisting of over 170 sanitary/janitorial supply companies and NISSCO's NIPPCO division, which is a buying group for over 100 paper products distributors (NIPPCO and NISSCO are collectively referred to as "NISSCO"). Thomas B. Haines, a former director of the Company, was the sole shareholder of NISSCO immediately prior to the acquisition. (See "Item 7 - Certain Relationships and Related Transactions").

         NISSCO derives its revenues in the form of rebates from manufacturers of products ordered by distributors who are members of the NISSCO buying program. Manufacturers of cleaning products generally rebate 5% of the gross amount of orders, to be divided between the buying agent (such as NISSCO) and the distributor. Generally, NISSCO passes on an amount equal to 2% of the gross orders to the distributors generating the order and retains 3% as



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NISSCO's commission. Members of the NISSCO group purchase approximately $45 million in products each year.

         NISSCO and Kandel & Son are wholly owned subsidiaries of the Company. The Company has not integrated the operations of NISSCO and KANDEL, nor does the Company intend to do so in the foreseeable future, as they occupy different niches in the marketplace. Prior to the acquisitions of Kandel & Son and NISSCO, the Company was solely engaged in the strategic planning and development activities described above. At that time, the Company sold no products or services.

         Following the acquisition of Kandel & Son and NISSCO, management of the Company intended to continue to expand the revenue base represented by NISSCO and Kandel & Son, and to further increase revenues rapidly through a series of acquisitions identified by Company management.

         To that end, effective August 1, 1999, the Company entered into definitive agreements to acquire Cleaning Ideas, Inc. and its wholly owned subsidiary, Sanivac, Inc., which does business under its own name, as well as under the trade name "Davis Manufacturing Company" (collectively, "Cleaning Ideas"). The Closing of the Cleaning Ideas acquisition was effected in August 1999. In connection with the acquisition, Cleaning Ideas was merged into a wholly owned subsidiary of the Company specifically formed for this purpose. The new subsidiary has succeeded to the business of Cleaning Ideas and has been renamed "Cleaning Ideas Corp." ("CIC").

         CIC is a San Antonio, Texas based manufacturer and distributor of cleaning supplies, with a particular focus on chemical-based products which has been in business for over 70 years and gives the Company a geographic presence in the Southwestern United States. Under the Davis Manufacturing name, CIC manufactures over 300 products for distribution. CIC operates 12 retail cleaning supplies stores that sell products bearing the "Cleaning Ideas" private label brand name. The retail stores focus on selling industrial quality products to consumers and small businesses. Prior to its acquisition, Cleaning Ideas was owned by Randall K. Davis, President and Director of the Company, Charles H. Davis, who is the father of Randall K. Davis, and Carolyn Davis, who is the mother of Randall K. Davis. (See "Item 7 - Certain Relationships and Related Transactions.")

         On August 17, 1999, the Company acquired Superior Chemical & Supply, Inc. ("Superior"), a Bowling Green, Kentucky-based distributor of cleaning supplies. Prior to its acquisition, Stephen Haynes, who remains as the president of Superior, was the sole shareholder of Superior. (See "Item 7 - Certain Relationships and Related Transactions"). Superior operates three locations within the state of Kentucky and distributes over 1,000 product items to approximately 300 customers statewide.

         The terms and conditions of the Cleaning Ideas and Superior acquisitions are set forth in the Company's Current Report on Form 8-K filed with the Commission on September 3, 1999.




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         Management intends to continue to identify attractive acquisition targets through advertising in trade publications, by word-of-mouth within its industry, by attendance at industry trade shows and through additional research. Management believes that the costs of identifying acquisition targets will not be material, especially in light of the substantial overlap between the expenditures for these activities and those of general marketing expenses. For example, trade publication advertising and trade show attendance are also core marketing activities and, as such, would also be included in the Company's basic marketing budget.

         The Company intends to focus its acquired companies on retaining their existing customer base and, where possible, to utilize the broader and deeper resources of the Company to assist the acquired companies to expand their market share. The Company's focus on customer retention is highlighted by the fact that in most instances, the Company intends to retain the name of the acquired company and to enter into employment contracts with the principals of the acquired companies. The Company also intends to structure the purchase price of its acquisition agreements to provide "earn-outs," or incentives in which the purchase price can be increased based on the performance of the acquired companies following their acquisition. The Company intends to assist its acquired companies to expand their market share by using the additional marketing capabilities and resources of the Company to attract new customers and by acquiring additional companies within the same geographic market. Where appropriate, the Company intends to utilize acquired companies as regional "hubs" around which additional consolidation can be effected within a geographic market.

         With respect to the products and services to be offered by acquired companies, the Company does not intend to alter substantially the product mix of acquired companies. Generally speaking, distributors tend to carry substantially similar product lines and to source their products from a relatively small number of master distributors.

         While it is impossible to predict the effect that any acquisition will have on the ability of the acquired company to retain its existing customers, the Company believes it is taking all reasonable efforts to ensure that its acquired companies can continue to compete for the business of their existing customer base.

         As the Company believes that much of the competition in its industry tends to focus on services, the Company intends to expand substantially the range of services offered by its acquired companies. Central to this effort is the Company's planned Internet-based ordering system that will link each acquired company and selected customers directly with the Company's central Internet-based ordering system. This system will allow the Company to place orders with its master distributor electronically, eliminating paper, postage and fax costs and allowing for instant ordering. The Company's initial system went on-line in September of 1999 and is designed to expand modularly with the addition of acquired companies. The Company also intends to distribute CD-ROM based catalogs to its distributors and customers to enhance the ordering capability of those who do not wish to order over the Internet. Management of the Company believes that these efforts will lower its effective costs of sales over traditional product and ordering systems that relied principally upon printed catalogs and purchase orders or telephone orders.





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(b)      BUSINESS OF ISSUER

         The Company is a holding company, the principal assets of which are all the issued and outstanding capital stock of Kandel & Son, NISSCO, Cleaning Ideas and Superior. Through these subsidiaries, the Company engages in the purchasing, marketing and distribution of janitorial and sanitary supplies and related paper products nationwide. The Company intends to use its current businesses as a base from which to acquire profitable companies in the janitorial/sanitary supplies business across the United States and to put into place management controls and systems to enable the combination of these companies to realize substantially greater growth and profitability than they are able to achieve under current ownership and management. The Company may also consider acquisition targets in Canada. This Section describes the market for the Company's products, the Company's current businesses, its proposed acquisition program and its projected financial structure and results.

         A.       THE MARKET FOR THE COMPANY'S PRODUCTS

                  The market for sanitary/janitorial supplies and services in the United States is substantial. According to the International Sanitary Supply Association's most recent survey in 1997, the sanitary/janitorial distribution industry had $16.7 billion in sales. This figure represented a 10.4% increase over the corresponding figures for 1995. According to the survey, the sale of paper and plastics for 1997 totaled $6.6 billion, followed by the sale of chemical products (cleaners, degreasers, etc.) at $6.1 billion. Janitorial supplies and accessories were the third largest segment of the market with sales measured to be $1.9 billion.

                  The Company believes that the market for janitorial products has grown due to the growth of the economy in general and an increasing concern of building owners and managers for health and safety. The Company also believes that the overall market is growing due to increasing customer demands for a greater variety of products and services, including contract cleaning, training and education.

                  According to the same survey, industrial and manufacturing companies account for the largest customer group for janitorial goods with $3.6 billion in aggregate purchases, followed by commercial property owners, educational institutions, and health care companies at nearly $2 billion each. Additional market opportunity exists with respect to sales to restaurants/clubs, retail establishments, residential properties, government, recreational facilities, transportation companies, hotels/motels, and religious facilities.

         B.       INDUSTRY STRUCTURE AND TREND

                  The Company believes that the sanitary/janitorial supply industry is undergoing a period of consolidation. The Company believes that due to the large number of small companies in the industry, and the presence of only a few large enterprises, there exists an opportunity to consolidate the market. There are a few large companies engaged in the business of supplying and distributing sanitary/janitorial supplies, but their consolidation efforts have been targeted at




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relatively large companies with $50 million or more in annual revenues. Despite this activity, the Company believes that there is currently no one dominant player in the industry. See "Competition"

                  In this environment, management recognizes that there are a significant number of small, profitable sanitary/janitorial supply companies that may be desirable acquisition targets for consolidation. These small companies may be receptive to acquisition offers because they are currently facing difficult competition from the larger companies, as well as those companies that are increasing in size through the on-going consolidation in the industry. Though smaller in size, these companies can often successfully compete in their region with the larger suppliers and service providers by offering greater levels of service and niche products not offered by the larger competitors. However, the Company believes that these smaller companies are increasingly feeling the competitive pressure from companies who are able to offer lower prices and take advantage of economies of scale. Additionally, many of these small companies are family-owned businesses that lack the depth and breadth of management and financing skills, marketing expertise, resources, and access to productivity enhancing technology necessary to expand their companies further.

                  Management believes that consolidation in the janitorial/sanitary supply industry will continue at a rapid rate for the foreseeable future due to industry characteristics including: (i) economies of scale that drive profitability, (ii) need for compliance with government regulations for safety and the environment, (iii) advantages of vertical integration; and (iv) the increased application of technology to monitor inventory, delivery schedules, ordering and related activities.

                    (1)    ECONOMIES OF SCALE

                           By consolidating businesses, the Company may be able
to reduce its costs by eliminating costly repetitive services and increase profit by obtaining cheaper per unit costs. For example, delivery costs of janitorial supplies tend to make up a substantial percentage of cost of goods sold. By consolidating small companies, the Company can reduce delivery costs by shipping in bulk and negotiating lower delivery fees or investing in a delivery system of its own. In addition, the Company estimates that only 3% of the total cost of cleaning service relates to the costs of materials sold; the rest is labor, sales, marketing and delivery expenses. Thus, from the economic viewpoint of the Company's current or potential customers, the suppliers' efficient delivery of value-added service is becoming increasingly important, especially concerning training and education to reduce the customers' labor costs.

                    (2)    COMPLIANCE WITH GOVERNMENT REGULATIONS

                           There are a number of government agencies that set
standards and regulations on the use and handling of chemical products and for sanitary conditions. Included in these agencies are the Occupational Safety and Health Administration (OSHA) which regulates chemicals related to occupational safety, the Environmental Protection Agency (EPA) chartered to protect land, air, and water, and the Consumer Product Safety Commission (CPSC) which regulates the use and labeling of chemicals and products. These agencies issue rulings that directly affect the practices and purchases of the sanitary/janitorial supplier's customers. Maintenance and





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distribution of many of the industry's products are subject to extensive regulation at the federal, state and local levels.

                           With the continuous change in the regulations being
imposed upon the janitorial and cleaning supplies industry, the individual companies in the industry, in particular the small to mid-size companies, are likely to experience an increase in costs in their compliance programs. The Company believes that consolidation is being fueled in part by a consolidated company's ability to finance such compliance programs and the reduction in expense through allocation of the expense throughout the consolidated company. In addition, a consolidated company may have the resources available to hire environmental consultants in order to assist it in complying with the environmental laws and regulations as they are continuously enacted.

                    (3)    ADVANTAGES OF VERTICAL INTEGRATION

                           The Company believes that the consolidation of the
industry is also being fueled by the push toward integrated supply. Distributors are looking to simplify the purchasing process and reduce the number of suppliers with which they must interact. This has two key effects. First, it provides opportunities for distributors to reach geographically dispersed customers, thereby expanding its markets and market share. Second, it fuels the acquisition trend as large wholesale distributors look to expand their product lines. By acquiring a manufacturing company, a distributor may increase the number of products it may offer because, in addition to the large number of products manufacturer may produce, many manufacturers carry unique products they have developed which are not carried by other manufacturers.

                    (4)    APPLICATION OF TECHNOLOGY

                           The janitorial/sanitary supply industry, as is true
with most wholesale distributors, is just beginning to embrace the application of technology to improve operations and service levels. The most notable technology opportunities concern the Internet. Again, the Company believes that the ability of a consolidated company to pool revenues to explore cutting edge technologies available will spur such consolidation. The Company plans to embrace the use of the Internet to better achieve its goals and to secure its position as a competitive element in the janitorial/sanitary supply market.

                           The explosion of the Internet, as a low cost,
ubiquitous communications channel, has created significant opportunities for those willing to embrace this new channel. It affords the opportunity to reach manufacturers and customers more efficiently and streamline the acquisition process. The Company estimates that most of sanitary supply manufacturers have Internet access, yet less than half of the distributors are on-line. The Internet allows customers to keep up-to-date on product offerings, order products more efficiently, and obtain valuable information regarding product use and safety. The Company intends to implement a company-wide, Internet based network linking all its distributors with the Company. The Company also intends to reach retail customers through an Internet-based electronic commerce program that would allow consumers to order products through the Company's web site by using credit cards and receive next-day delivery through a nationally recognized overnight carrier service.





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                           In its initial efforts in this area, the Company
entered into a letter of intent with ResponseLogic, Inc., an Internet marketing and electronic commerce company, to implement the Company's electronic distributor network and "eCommerce" program. The letter of intent expired as of April 30, 1999 and the parties have decided not to continue working together. Total expenditures by the Company prior to the abandonment of this venture were approximately $11,000, which was treated as an expense. The Company has no ongoing interest of any kind in clickUP.com, Inc., the entity initially established to operationalize the joint venture with ResponseLogic. To the best knowledge of the Company, ResponseLogic, retains 100% ownership of clickUP.com, Inc. The Company has no knowledge of the current operations, if any, of clickUP.com, Inc.

                           The Company has entered into understandings with
Telcom.net, an Internet web site developer, and b2bstores.com, Inc., a California-based designer and producer of Internet-based electronic commerce programs and on-line "stores." The Company and certain members of management of the Company have invested in b2bstores.com. (See "Item 7 - Certain Relationships and Related Transactions").

                           Telcom.net implemented the Company's initial
informational website (http://www.evclean.com) in July of 1999 and b2bstores.com, Inc. is implementing the Company's initial eCommerce website (http://www.b2bgoods.com) in September of 1999. The Company intends to continue to work with b2bstores.com, Inc. to complete the work necessary to implement this program on a broader basis. The Company has entered into an agreement with b2bstores.com, Inc. in which it will host five on-line stores at their website and the Company will receive 2-5% of the top-line revenues on each product sold at such stores. The costs of implementing the initial informational website and eCommerce program were not material and management of the Company does not believe that ongoing costs of integrating new distributors will be material.

         C.       THE COMPANY'S PRODUCTS, SALES AND MARKETING

                  Kandel distributes approximately 1,000 janitorial/sanitary products to customers in the New York City metropolitan area, where it has been in business for 48 years. NISSCO serves as the purchasing agent for a marketing group consisting of over 270-member sanitary/janitorial/supply and related paper products companies which account for over $45 million in annual purchases of janitorial/sanitary supplies and related paper products. CIC is a San Antonio-based regional manufacturer, distributor and retail vendor of cleaning supplies to customers located within Southern Texas. Superior operates three distribution centers within the State of Kentucky from which it distributes cleaning products. The Company has not integrated the operations of these subsidiaries, nor does the Company intend to do so in the foreseeable future, as they occupy different geographic market niches.

                  Products distributed by the Company's subsidiaries are generally shipped by truck or other common carriers to local distributors who keep an inventory of the most popular products. Less commonly ordered products can be shipped via UPS or other delivery service for next day delivery or by the same common carriers for less time-sensitive deliveries. Products ordered by customers directly over the Internet will be "drop-shipped" by the Company's master distributor, which maintains regional distribution centers across the United States.





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                  The combined businesses of the Company represent distribution of over 1,200 products to over 1,000 customers directly in New York, Texas and Kentucky and, through NISSCO, throughout all 50 states. The Company competes principally on the basis of price and value-added services such as next-day delivery, training, customer support and technological innovation in distribution.

                  The Company purchases products, through master distributors, from a wide variety of manufacturers. Master distributors the Company uses include Bunzl/Papercraft, TEC Products, Inc., La Grass Bros., Inc. and Sweet Paper Company. The Company believes that virtually all of its products are available from multiple sources and the loss of one or even several sources would not have a material adverse effect on the Company's business. Similarly, the Company sells to over 1,000 customers, none of which accounts for more than 3% of the Company's sales on an annual basis. Accordingly, the Company is not overly dependent on any one or few customers. NISSCO acts as purchasing agent for a nationwide network of distributors. NISSCO derives its revenues from a 5% rebate from manufacturers on all purchases made by group members. NISSCO shares this rebate with its distributors, passing on 2% of the aggregate rebates to the distributors.

         D.       COMPETITION

                  The market for janitorial/sanitary supplies has only a few large, well-capitalized competitors and consists of a large number of small companies servicing local and regional markets. The larger suppliers in the industry include:

                  Unisource Worldwide
                  W.W. Grainger
                  Corporate Express
                  ResourceNet International
                  Waxie Sanitary Supply

                  Most of these corporations have multiple divisions, with one of those being in the sanitary/janitorial supply industry. The Company is not currently a significant competitor in the industry in terms of annual sales and its market share is negligible. However, the Company believes that, through an aggressive plan of acquisitions, it can become a significant industry competitor within 18 months to two years. There can, of course, be no assurance that the Company will be successful in identifying attractive acquisition targets, negotiating advantageous acquisition terms or obtaining the financing necessary to sustain growth through acquisitions. Failure of the Company to achieve any one of these goals could force it to substantially curtail its acquisition plans. If the Company were forced to do so, it would focus its activities on attempting to foster internal sales growth and profitability, but such growth would be much slower than under the Company's current plans and the Company's plan to become a significant industry leader could be in jeopardy.





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                  The Company believes that, while the larger distributors are the main competition in the industry, many of the independent janitorial/sanitary supply distributors still maintain a healthy and profitable local market share. Competition is, however, forcing prices down and leaving the independently run companies more vulnerable. With the market being serviced by what the management considers only a few large competitors, most of the overall market, based on total sales, is divided among a large number of smaller competitors.

                  The larger competitors have competitive advantages over the Company in the economies of scale they realize through centralized purchasing, the ability to carry extensive product lines to provide their customers with "one stop shopping" for all their janitorial/sanitary supplies, their ability to provide favorable payment terms to customers and their ability to realize broad-based efficiencies through the strategic implementation of information technology. Small companies tend to compete through provision of additional or superior services such as superior, personalized customer service. The combined experiences of the Company's management in the industry has brought it to the conclusion that, while customers are always looking for better pricing, they are sometimes motivated in their purchase decisions by customer service and value-added services. Management of CIC and Superior have indicated that their experience is similar. Management believes that this is one of the key reasons why the smaller, independent distributors are still a major force within the industry. The relationships that exist and the service levels that can be offered by the smaller distributors keep customers loyal. Often, the small distributors provide a specialization or niche product that the larger distributors will not spend the time to provide. In being closer to their customers, the small distributors can and must provide value-added services, such as education and training, to maintain the needed profit margins.

         E.       ACQUISITION PROGRAM

                  The Company's objective is to build a strong presence in the janitorial/sanitary supplies distribution industry at a middle market level. Management intends to accomplish this by acquiring companies with a profitable base of annualized revenue in the $2 million to $10 million range. Management believes that there are in excess of 10,000 potential acquisition target companies in the industry, which fit the Company's profile for suitable acquisition targets. In the first stage of its acquisition program, the Company intends to acquire approximately six to eight sanitary supply distributors with estimated gross revenues of $2 million to $10 million. Management attempts to screen acquisition targets whose net pre-tax profits are at least 10% of gross revenues. Management believes that this series of acquisitions can be completed within the next six months, although there can be no assurance that all these acquisitions will be completed on time or at all, or that historical results of any acquired companies will be repeated under Company ownership. The first two of such acquisitions were the CIC and Superior transactions which were completed in August of 1999. Management of the Company is currently in the process of negotiating for two other acquisitions, which it anticipates concluding in November of 1999. The Company has not signed definitive agreements for these acquisitions and does not intend to do so until such time as it has obtained financing. In addition, five other candidates have provided the Company with preliminary financial, commercial and organizational information relative to the Company's analysis of these companies in acquisition negotiations, though no







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contracts have been prepared. The Company continues to investigate other potential target companies.

                  On June 1, 1999, in furtherance of the acquisition program, the Company received aggregate proceeds of $3,000,000 from a private offering of 300 units at an offering price of $10,000 per unit. Each unit was comprised of a 12.75% Subordinated Promissory Note due April 1, 2002 in the principal amount of $10,000 and 2,400 common stock purchase warrants. The warrants were each exercisable for one share of the Company's Common Stock (as defined herein), at an exercise price of $4.25 per share, at any time from six months from their date of issuance to four years from that date. The Company used these proceeds to acquire CIC and Superior and the balance will be used for working capital purposes.

                   At this time, the company does not have financing available to complete any acquisition, but is actively seeking up to $8 million of debt or equity financing. There can be no assurance that the Company will obtain any financing on terms satisfactory to it. The failure of the Company to obtain financing will have a materially adverse effect on its ability to implement its acquisition strategy.

         F. CORPORATE STRUCTURE, STRATEGIC PLANNING AND INTEGRATION OF ACQUISITIONS

                  The Company plans to maximize the revenue and profitability of its acquired companies through the enhancement of core revenues, reductions in the costs of goods sold, the emphasis of personalized customer service and the implementation of industry technologies that allow centralized purchasing, inventory management and supply.

                  For the short term following most acquisitions, the acquired companies will be maintained as wholly owned subsidiaries of the Company. Each acquired company will maintain a local manager and, at least initially, retain its name. The Company will attempt to capitalize upon the acquired company's existing market presence, to establish the Company as a recognized national industry leader and to use this image of the Company to augment the acquired company's image in the local or regional market. The Company intends, where practical, to integrate operations of acquired companies and to implement a "best practices" program through which advantageous business practices of an acquired company will be implemented in other acquired companies. The Company intends to pursue these activities in a manner designed to retain a high percentage of existing accounts and does not burden local operations with excessive overhead. The Company intends a strong focus on maintaining value-added levels of customer service while attempting to realize improved economies of scale.

                  The Company then intends to utilize selected acquired companies as regional distribution "hubs" to which additional revenues can be added through incremental acquisitions of smaller local companies, each generating $750,000 to $1,250,000 in annual revenues. Each hub company will be used to centralize purchasing and administrative services such as payroll, insurance and accounting for its region.





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                  If the Company is successful in achieving aggregate annual revenues of approximately $25 to $35 million, and regional hubs are in place, the Company would begin the nationwide centralization of administrative services, such as legal, accounting, systems integration and implementation, insurance purchasing and auto and truck purchasing. The goal of this stage is to maximize cost savings and profits. During this phase, the Company would attempt to establish a national, private label brand of products to be sold through the Company's distribution network. This consolidation would help build economies of scale, enable the application of professional management techniques, and expand its geographic reach. At the same time, where practicable, the Company intends to retain local management to maintain customer relationships.

                  Management's current business plan is highly dependent upon the successful completion of a series of acquisition transactions. Management believes that these plans are reasonable based upon the fact that there are several thousand companies in the United States that fit the Company's acquisition profile and the initial success management has achieved in acquiring financing for the Company. If for any reason the Company is unable to obtain sufficient financing to complete its program or is unsuccessful in identifying favorable acquisition targets, negotiating acquisition transactions and completing its program, it is likely that the Company would not be able to meet the revenue growth plans contained in its current business plan. Should that occur, management would focus the Company's efforts on internal growth and greater profitability through expanded marketing programs and information technology and, in particular on its efforts to market and sell its products through the Internet. Growth through these means would be slower than that management believes is possible through acquisitions. Factors external to the Company, including the performance of the stock markets and the general availability of credit through banks and other sources could adversely affect the ability of the Company to continue to effect acquisition transactions.

         G.       TRADEMARKS

                  The Company has no trademarks, patents or other licenses that are material to the conduct of its business.

         H.       RESEARCH AND DEVELOPMENT

                  The Company has no material research and development expenses.

         I.       EMPLOYEES

                  The Company, through its subsidiaries, currently employs approximately sixty (60) full-time employees. Four of the Company's drivers and warehousemen are members of various collective bargaining units, with contracts extending to September 1, 2001. The Company has not experienced any work stoppages and believes its relationships with its employees are satisfactory.

         J.       GOVERNMENTAL REGULATIONS

                  There are a number of government agencies that set standards and regulations on the use and handling of chemical products and for sanitary conditions. Included in these agencies are the Occupational Safety and Health Administration (OSHA) which regulates chemicals related to occupational safety, the Environmental Protection Agency
(EPA) chartered to protect land, air, and water, and the Consumer Product Safety Commission (CPSC) which regulates use and labeling of chemicals and products. These agencies issue rulings that directly affect the practices and purchases of the sanitary/janitorial supplier's customers.

                  Maintenance and distribution of many of the Company's products are subject to extensive regulation at the federal, state and local levels. In particular, the Company is subject to regulations involving storage of hazardous materials promulgated by the Federal Environmental Protection Agency and the Occupational Safety and Health Act. As such, the Company's business is dependent upon continued compliance with governmental regulations regarding the operations of the Company's facilities. The Company believes that it is in substantial compliance with all such regulations that are applicable to its business. However, failure to maintain and demonstrate compliance with all such regulations could result in the preclusion of handling certain product lines, result in mandated clean up expenditures, and could have a material adverse effect on the business and prospects of the Company.

                  The costs to the Company of complying with environmental regulations are not material.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

PLAN OF OPERATIONS

         During the 12-month period following the date of this Amendment No. 1 to Form 10-SB, the Company intends to substantially expand its business through the completion of several acquisition transactions. (See Item 1. Description of Business) An acquisition program such as that being conducted by the Company requires virtually constant access to capital in order to enable the Company to purchase companies. Assuming the Company is successful in identifying acquisition targets and completing acquisitions according to its plan, the Company will require additional funding of approximately $6,000,000 prior to the end of calendar 1999. The Company has begun negotiations with various investment banking sources regarding such a transaction. Based upon these negotiations, the Company believes it will be successful in attracting such capital on acceptable terms prior to the end of 1999. If the Company continues to be successful in implementing its business plan, there will be a need for additional capital sometime in the first six months of calendar 2000. If the Company is not successful in completing acquisitions according to the schedule contemplated by its current business plan, the Company's need for additional capital will be reduced or delayed.

         There can be no assurance that the Company will be successful in attracting the requisite capital on terms favorable to the Company or at all. Failure to attract such capital would seriously impair the Company's ability to grow according to its current plans and to attain its revenue and profit targets.

         The Company has no material research and development expenditures nor does it anticipate that it will have any such expenditures in the next 12 months.

         The Company's additions to plant and equipment will be incident to the acquisitions that have been previously discussed. If the Company is successful in completing its acquisitions as planned, the number of employees of the Company, including its subsidiaries, could expand to as many as approximately 250 by the end of calendar 2000.

RESULTS OF OPERATIONS

         Results of operations for the six-month period ended June 30, 1999 and 1998:

         The net sales increased $902,924 for the six-month period ended June 30, 1999 ("1999") as compared to the six-month period ended June 30 1998 ("1998") from $919,451 to $1,822,375. This increase is attributable to NISSCO being consolidated with the Company in 1999. Net sales of Kandel & Son are comparable for each period.

         The gross profit percentage increased from 46% for 1998 to 53% for 1999. This increase is attributable to the inclusion of NISSCO in 1999. NISSCO averages a gross profit percentage of approximately 70% because it sells services rather than products. The gross profit percentage for Kandel & Son decreased slightly from 1998 to 1999 due to competition in Kandel & Son's market; however, NISSCO's gross profit percentage offsets this decrease.

         The operating expense increased from $415,860 for 1998 to $1,024,066 for 1999, approximately 146%. The majority of this increase, approximately $450,000, was due to the inclusion of NISCCO in 1999. Additionally, there was an amortization of goodwill booked on the acquisition of NISSCO of approximately $149,000. Kandel & Son's expenses were comparable between 1999 and 1998.

         The Company had a net loss in 1999 of $58,300, or $.03 per share, as compared to net income of $7,929, or $.00 per share in 1998. If the amortization of goodwill, a non-cash expense, were eliminated in 1999, the Company would have had a net income of approximately $90,700 in 1999.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's only activities in the year ended December 31, 1998 consisted of extensive research, developing and refining of its business plan, sales of its securities to raise initial capital, the placing of deposits for the NISSCO and Kandel & Son acquisitions and related administrative expenses, including professional fees. For the six-month period ended June 30, 1999, the Company's financial statements have been restated to include the accounts of Kandel & Son as if Kandel & Son had been acquired at January 1, 1998.

         The Company has funded its requirements for working capital and acquisitions through a series of equity private placements and the issuance of long-term debt. During the six-month period ended June 30, 1999, the Company issued a total of 370,000 shares of Common Stock for $925,000. In addition, as of June 1, 1999, the Company received net proceeds of $2,350,113 on the issuance of 12.75% promissory notes due April 1, 2002 and common stock purchase warrants in the aggregate amount of $3,000,000. The Company's only significant use of cash was the balance of cash paid for the Nissco and Kandel acquisitions of $652,451.

         For the six-month period ended June 30, 1999, the Company's cash flows from operations was positive $331,721, as a result of a net loss of $56,091 and adjustments to arrive at cash provided by operating activities of depreciation and amortization of $171,417, a decrease in accounts receivable of $36,961, a decrease in inventory of $24,613 and increases in accounts payable and income taxes payable of $176,550 and $3,102, respectively, offset by an increase in prepaid expenses of $24,831.

         The Company expects its capital requirements to increase for the remainder of 1999 and for 2000 as it continues its acquisition program and invests in expanded administrative and sales and marketing infrastructure to support increasing sales volume. The Company's future liquidity and capital funding requirements will depend on many factors, including the extent to which the Company is successful in implementing its acquisition program, and the extent to which the Company is able to raise additional funds through equity and debt issuances.

          The Company intends to structure its next financing transaction as a private offering of convertible preferred stock. Until the terms of such offering are set, it is not possible to determine the number of shares of the Company's Common Stock that may be issuable upon conversion of the preferred stock. It is also impossible currently to determine the number of shares of Common Stock that will be issuable to Thomas B. Haines in connection with the purchase by the Company of NISSCO. Under the terms of Mr. Haines' agreement with the Company, the Company is obligated to issue additional shares of Common Stock to Mr. Haines in the event that the bid price per share of the Company's Common Stock is less than $5.00 for the ten (10) trading days immediately preceding January 15, 2001 (the "Average Bid Price Per Share"). The number of shares to be issued is equal to the number of shares necessary so that the dollar amount of additional shares, valued at the Average Bid Price Per Share, issued to Mr. Haines on January 15, 2001, is equal to $2,500,000. The Company is authorized to issue 20,000,000 shares of common stock, par value $.001 per share ("Common Stock"), of which 4,385,000 shares are currently issued and outstanding.

ITEM 3.   DESCRIPTION OF PROPERTY.

(a) The Company's executive offices are located at 211 Park Avenue, Hicksville, NY 11801, where Kandel & Son's offices are located. The Company also maintains offices at the offices of Cleaning Ideas at 1023 Morales Street, San Antonio, TX 78207. At this time the Company does not pay rent at either location, as Kandel & Son and Cleaning Ideas are the lessees for the respective premises. NISSCO and Kandel & Son currently lease their properties from unrelated parties and Cleaning Ideas and Superior lease their facilities from their former owners. Management of the Company believes that the rental rates for each of these facilities is at least as favorable as market terms. Combined rent expense for NISSCO, Kandel & Son, Cleaning Ideas and Superior is estimated to be approximately $463,000 for the next 12 months.

(b) The Company does not invest in real estate, other than as incident to its business.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a)      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         The following information relates to those persons known to the Company to be the beneficial owner of more than 5% of the Common Stock, the only class of voting securities of the Company outstanding, as of the date of this Memorandum.


   NAME AND                                        AMOUNT AND
  ADDRESS OF                                       NATURE OF
BENEFICIAL OWNER                                BENEFICIAL OWNER                  % OF CLASS
-------------------                         ------------------------            --------------

Richard Kandel
c/o Enviro-Clean of America, Inc.                     2,850,400(1)                       57.75%
211 Park Avenue
Hicksville, NY   11801

Steven C. Etra
c/o Manufacturers Corrugated Box Co., Inc.              455,554(2)                        9.86%
5830 57th Street
Maspeth, NY 11378

Randall K. Davis
c/o Enviro-Clean of America, Inc.                       420,000(3)                        8.93%
1023 Morales Street
San Antonio, TX 78207

Thomas B. Haines
c/o Nissco/Sunline, Inc.                                250,000(4)                        5.70%
14848 Old US 41
#13 Sunburst Center, Naples, FL 84110


--------

(1) Includes 500,000 shares of Common Stock issuable pursuant to conversion rights of Series A Stock (as defined herein), 24,000 shares of Common Stock issuable upon exercise of warrants held by Kara Kandel, daughter of Richard Kandel and 26,400 shares of Common Stock issuable upon exercise of warrants held by Ross Kandel, son of Richard Kandel.

(2) Includes 150,000 shares of Common Stock issuable upon exercise of options; 70,000 shares of Common Stock issuable pursuant to conversion rights of Series E Stock (as defined herein); 20,000 shares of Common Stock held by, and 7,200 shares of Common Stock issuable upon exercise of warrants held by, Lances Property Development Pension Plan, a company 50% owned by Mr. Etra; 6,000 shares of Common Stock held by, and 2,400 shares of Common Stock issuable upon exercise of warrants held by Blaire Etra, wife of Mr. Etra; 7,200 shares of Common Stock issuable upon exercise of warrants held by Irving Etra Family Trust, which Mr. Etra is a beneficiary; and 128,500 shares of Common Stock held by SRK Associates, a company controlled by Mr. Etra

(3) Includes 100,000 shares of Common Stock held by Colnic Investment Corporation, which is controlled by Randall K. Davis; 250,000 shares of Common Stock issuable pursuant to conversion rights Series D Stock (as defined herein) held by Mr. Randall Davis; 70,000 shares of Common Stock issuable pursuant to conversion rights of Series D Stock held by Charles H. Davis, father of Randall K. Davis, which Randall K. Davis disclaims any beneficial interest therein.

(4) Excludes 250,000 shares of Common Stock to be issued on January 1, 2000 and 500,000 shares of Common Stock (subject to adjustment) to be issued on January 1, 2001.

(b)      SECURITY OWNERSHIP OF MANAGEMENT

                  The number of shares of Common Stock of the issuer owned by the directors and executive officers of the issuer is as follows:


                                                      AMOUNT AND
           NAME AND ADDRESS                            NATURE OF
          OF BENEFICIAL OWNER                    BENEFICIAL OWNERSHIP                        % OF CLASS
          -------------------                    --------------------                        -----------

Richard Kandel                                         2,850,400(5)                              57.75%
c/o  Enviro-Clean of America, Inc.
211 Park Avenue
Hicksville, NY  11801

Steven C. Etra                                           455,554(6)                               9.86%
c/o  Manufacturers  Corrugated Box Co., Inc.
5830 57th Street
Maspeth, NY 11378

Randall K. Davis                                         420,000(7)                               8.93%
c/o Enviro-Clean of America, Inc.
1023 Morales Street
San Antonio, TX 78207

Thomas B. Haines                                         250,000(8)                               5.70%
 c/o Nissco/Sunline, Inc.
14848 Old US 41 #13 Sunburst Center
Naples, FL 84110

Steven Haynes                                             50,000                                  1.14%
c/o Superior Chemical & Supply, Inc.
1038 West Main Street
Bowling Green, KY  42101

Barry J. Gordon                                           23,000(9)                                .52%
c/o American Fund Advisors
1415 Kellum Place, Suite 205
Garden City, NY 11530

Gary C. Granoff                                           12,000(10)                               .27%
c/o Ameritrans Capital Corp.
747 Third Avenue, Suite 4C
New York, NY 10017


All officers and directors                             4,060,954                                 73.54%
As a group

-----------------

(5)  See FN 1 above.

(6)  See FN 2 above.

(7)  See FN 3 above.

(8)  See FN 4 above

(9) Includes 18,000 shares of Common Stock issuable upon exercise of warrants.

(10) Includes 6,000 shares of Common Stock to be issued upon exercise of warrants held by Leslie Granoff, wife of Gary C. Granoff, and 6,000 shares of Common Stock issuable upon exercise of warrants held by Drapary Management Corp., a company controlled by Mr. Granoff.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The following is biographical information regarding the executive officers and directors of the Company. Directors of the Company serve for a term of one year or until their successors are elected. Executive officers are appointed by, and serve at the pleasure of, the Board.

         The executive officers and directors of the Company are:


                  NAME                      AGE                POSITION

                  Richard Kandel            47                 Chairman, CEO, and Treasurer
                  Randall K. Davis          36                 President and Director
                  Steven C. Etra            51                 Secretary and Director
                  Barry J. Gordon           54                 Director
                  Gary C. Granoff           51                 Director


         Richard Kandel, 47, has served as the Chairman and Chief Executive Officer of the Company from September 1999 to the present. Mr. Kandel has served as the Company's Treasurer since September of 1999. Since July of 1999, Mr. Kandel has served as Chairman of the Board of b2bstores.com, Inc., a business to business full service eCommerce mail mall on the Internet. He graduated in 1974 from Michigan State University with a Bachelor of Science Degree. From 1974 until 1998, Mr. Kandel was the owner and president of Kandel & Son, a sanitary supply distributor in the New York metropolitan region. In January of 1999, Mr. Kandel sold Kandel & Son to the Company. Mr. Kandel is also an owner/director of Camp Pontiac LLC, an eight-week summer sports camp for over 400 boys and girls. In addition, Mr. Kandel is the founder and chairman of No Small Affair, a New York/Florida-based all volunteer organization. This foundation provides events, parties, and outings for thousands of homeless, physically or emotionally challenged.

         Randall K. Davis, 36, has served as a Director and President of the Company from September 1999 to the present. From March 1999 to August 1999, Mr. Davis served as Vice President of the Company. Mr. Davis graduated from the University of Texas in Austin in 1985 with a Bachelor of Arts Degree. From May of 1985 until 1999, Mr. Davis was the co-owner and President/CEO of Davis Manufacturing Company, whose holdings included Sanivac, Inc., and Cleaning Ideas Inc. Davis Manufacturing Company was one of the largest manufacturers of commercial cleaning products in South Texas and had been in operation since 1929. In August of 1999, Mr. Davis, along with family members, sold the Davis family of companies to the Company.

Mr. Davis is also the managing partner of Colnic Investment Corp., a private investment company, that invests in private and publicly traded companies. Mr. Davis also serves on the boards of The Texas Manufacturers Assistance Center, Cystic Fibrosis Foundation and Oakwell Farms Association. Mr. Davis spends about 80% of his working hours in fulfilling his duties at the Company

         Steven C. Etra, 51, has served as a Director of the Company from March 1999 to the present. Mr. Etra has served as the Company Secretary from September 1999 to the present. Mr. Etra has been the Sales Manager of Manufacturers Corrugated Box Company since September of 1970, a company owned by Mr. Etra's family for more than 75 years. Additionally, Mr. Etra has been a director of Elk Associates Funding Company ("Elk") since November of 1995. Elk is a publicly traded NASDAQ company under the symbol of "EKFG", with an investment portfolio totaling $45 million. Since June 1996, Mr. Etra has also been a director of Gemini Capital, an automobile finance company.

         Barry J. Gordon, 54, has served as a Director of the Company from September 1999 to the present. Mr. Gordon has over 28 years of investment experience. After several years with New York Hanseatic Corporation as a Senior Security Analyst specializing in aviation and technology, Mr. Gordon joined National Aviation & Technology Corporation as a Portfolio Manager in 1973. He was instrumental in the formation of American Fund Advisors in 1979 and is now Chairman and President.Mr.Gordon is also President of John Hancock Global Technology Fund. In addition, he is Chairman and Managing Partner of the New Jersey Cardinals, a Class A affiliate of the St. Louis Cardinals and Chairman and Managing Partner of the Norwich Navigators, a Class AA affiliate of the New York Yankees. Mr. Gordon serves as a Director of Robocom Systems, Inc. and Winfield Capital Corp., is a shareholder of the General Partnership that operates a hotel, and won the 1992 Long Island Entrepreneur of the Year Award for Financial Services. Mr. Gordon has been featured in both televisions and print mediums including Good Morning America, Forbes Magazine, CNBC, The Wall Street Journal, The Chicago Tribune, Fortune, and Newsday. Mr. Gordon has also appeared on the CBS, ABC, and NBC Evening News. Mr. Gordon holds an MBA in Finance from Hofstra University and a BBA in Marketing from the University of Miami.

         Gary C. Granoff, 51, has served as a Director of the Company from September 1999 to the present. Mr. Granoff is a Chairman of the Board and President of Ameritrans, a Business Development Company under the Investment Company Act of 1940 (in formation) since 1998, as well as Elk Associates Funding Corporation ("Elk"), a Small Business Investment Company, licensed by the U.S. Small Business Administration since July 1979, where he has served as President since its incorporation in 1979, as its chairman of the board since December 1995. Elk is also a Business Development Corporation and is registered as an Investment Company under the Investment Company Act of 1940. Mr. Granoff has been a practicing attorney for the past twenty-six years and is presently an officer and stockholder in the law firm of Granoff, Walker & Forlenza, P.C. Mr. Granoff is a member of the bar of the State of New York and the State of Florida and is admitted to the United States District Court of the Southern District of New York. Since 1983, Mr. Granoff is also sole stockholder and President of GCG Associates, Inc., an investment consulting firm. He has served as the President and is the sole stockholder of Seacrest Associates, Inc., a hotel operator, since August 1994. Mr. Granoff has also been a director and President since June 1996 of Gemini Capital Corporation, a company primarily engaged in the business of making consumer loans. In February 1998, Mr. Granoff was elected to and is presently serving as a trustee of the Board of Trustees of The George Washington University. Mr. Granoff holds a Bachelor of Business Administration degree in Accounting and a Juris Doctor degree (with honors) from The George Washington University.

         Thomas B. Haines and Robert W. Moehler, formerly directors of the Company, resigned effective July 12, 1999 and June 30, 1999, respectively, so that board seats might be freed up for those who will be more intimately involved in the Company's ongoing growth and financial activities.

ITEM 6. EXECUTIVE COMPENSATION.

         The Company has entered into an employment agreement with Richard Kandel for a term of three years including terms and conditions usual and customary for executives in the Company's industry. Mr. Kandel's salary for the year ending December 31, 1999, is $100,000 per annum, and shall increase by $100,000 per annum on January 1, 2000 and January 1, 2001. The Company entered into an employment agreement with Randall K. Davis for a term of three years including terms and conditions usual and customary for executives in the Company's industry. Mr. Davis' salary for the year ending December 31, 1999 is $50,000 and shall increase by $100,000 per annum on January 1, 2000 and January 1, 2001. Randall K. Davis has also entered into an employment agreement with Cleaning Ideas Corporation, a wholly owned subsidiary of the Company, for a term of five years at an annual salary of $50,000. Steven C. Etra, a Director and Secretary of the Company, entered into a consulting agreement with the Company dated March 1, 1999, for a term of two years pursuant to which Mr. Etra receives a monthly fee of $2,000 for financial public relations services. The annual base compensation for each of Messrs. Kandel, Davis, Gorelick, Haines, and Haynes are:


         Richard Kandel            $100,000

         Randall K. Davis          $100,000       (includes $50,000 in his capacity as President of CIC)

         Irwin Gorelick            $ 90,000       (in his capacity as President of Kandel & Son)

         Thomas B. Haines          $ 75,000       (in his capacity as President of NISSCO)

         Stephen Haynes            $ 40,000       (in his capacity as President of Superior)

         Neither Mr. Kandel, Mr. Davis, nor Mr. Haines received any compensation from the Company during the year ended December 31, 1998. Mr. Kandel received a yearly salary of $100,000 from Kandel & Son in his prior capacity as its president.

         The Company intends to implement a stock option plan for its executive management in the future, but the terms and conditions of such plan have not yet been determined. However, certain members of management of the Company hold options to purchase Common Stock, which were not issued pursuant to any option plan.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         The Company was founded on December 9, 1997. At the time of its founding, The Strateia Group, Inc. ("Strateia") received 250,000 shares of Common Stock at a price of $.01 per share. Richard Kandel, Chairman, Chief Executive Officer and Treasurer of the Company, received 2,300,000 shares of Common Stock at a price of $.01 per share. Of Mr. Kandel's shares, 1.5 million shares were initially held in the name of the Palmetto Group, Inc. pursuant to certain proposed financing arrangements. When the Company was able to arrange financing on more favorable terms than initially planned, the proposed financing was abandoned and such 1.5 million shares were returned to Richard Kandel.

         On January 26, 1998, SRK Associates LLC, a company controlled by Steven
C. Etra, a Director and the Secretary of the Company, purchased 50,000 shares of Common Stock for $.50 per share in an offering in which 43 other investors also purchased Common Stock upon the same terms.

         On December 22, 1998, Steven C. Etra, a Director and the Secretary of the Company bought 70,000 shares of the Company's Series E Convertible Redeemable Preferred Stock (the "Series E Stock") for $175,000. The Series E Stock were created specifically for the purposes of Mr. Etra's investment and
(i) have a stated value of $2.50 per share, (ii) pay an annual dividend equal to 3% of the stated value, (iii) are convertible into shares of Common Stock, par value $.001 per share, of the Company at a conversion price of $2.50 per share and (iv) may be redeemed by the Company at any time after December, 2000, at a redemption price of $3.50 per Series E Stock so redeemed. These conversion and redemption prices are subject to adjustment in the event of recapitalization, stock splits and other enumerated extraordinary corporate events.

         Richard Kandel, Chairman, Chief Executive Officer and Treasurer of the Company, was formerly President and the principal stockholder of Kandel & Son, a company which is currently a principal Subsidiary of the Company. Thomas B. Haines, a former Director of the Company, was formerly Chairman of NISSCO which is also currently a principal subsidiary of the Company, and its NIPPCO division. The terms of the Kandel & Son and NISSCO acquisitions were negotiated between Messrs. Kandel and Haines and the Board of Directors of the Company, which at the time was comprised of Robert W. Moehler and Mary Magourik.

         The Company signed preliminary agreements to acquire all the issued and outstanding capital stock of Kandel & Son in September of 1998 and of NISSCO in October of 1998. Additional negotiations for both companies were finalized on January 15, 1999. Pursuant to the agreements, the Company assumed $665,596 of debt of Kandel & Son, consisting of amounts due and owing in respect of principal and interest to (i) Citibank, N.A. of $99,914, (ii) miscellaneous other debt of $183,329, and (iii) shareholder loans from Richard Kandel totaling $382,353. Richard Kandel, as sole shareholder of Kandel & Son, has received (1) $810,000 in cash, (2) a promissory note in the principal amount of $540,000 due January 15, 2001 and bearing interest at a rate of 4% per annum, and (3) 500,000 shares of Series A Convertible Preferred Stock (the "Series A Stock"), a class of securities created specifically for the Kandel & Son transaction. The promissory note described in (2) above has been paid in full by the Company and no longer remains outstanding. The Series A Stock (a) bear an annual dividend of 4%, and (b) are convertible into shares of Common Stock of the Company at a conversion price of $5.00 per share. Originally, the Series A Stock were redeemable by the Company at Mr. Kandel's option at a redemption price of $5.00 per share at any time after January 15, 2001 and the conversion price was $2.50 per share, however, Mr. Kandel, as the sole holder of the Series A Stock, and the Company entered into an agreement effective on September 30, 1999, in which the certificate of designation for the Series A Stock would be amended to remove Mr. Kandel's ability to put the Series A Stock to the Company and increased the conversion price from $2.50 to $5.00 per share.

         Thomas B. Haines, as sole shareholder of NISSCO, received $500,000 in cash, and 250,000 shares of Common Stock in connection with the sale of NISSCO to the Company. In addition, Mr. Haines is to receive an aggregate of an additional 750,000 (subject to adjustment as described below) shares of Common Stock in installments of 250,000 on January 15 of 2000, and 500,000 shares of Common Stock on January 15, 2001. If on January 15, 2001, the average closing bid price of the Company's Common Stock for the ten trading days immediately preceding January 15, 2002 (the "Average Bid Price Per Share") is not at least $5.00 per share, the Company shall issue additional shares of Common Stock to Mr. Haines such that the aggregate value of the shares issued on January 15, 2001, calculated based on the Average Bid Price Per Share, shall be $2,500,000.

         Strateia is an investment banking and management consulting firm that specializes in initiating consolidation opportunities in fragmented industries. Messrs. Kandel and Haines have invested, and may continue to invest, in opportunities generated by Strateia, other than the Company.

         Steven C. Etra, Director and Secretary of the Company, has entered into a consulting agreement with the Company dated March 1, 1999 for a period of two years pursuant to which Mr. Etra receives a monthly fee of $2,000 for financial public relations services which includes assisting the Company in communicating with investment bankers, financial analysts and potential investors.

         The Company does not have a stock option plan, but has granted options to several of its current and former Board members. On April 15, 1999, the Company granted 125,000 options to purchase shares of Common Stock to Steven C. Etra, a Board member, exercisable immediately, at an exercise price of $3.50 per share; such options are to expire after the sixth anniversary of the date of their grant.

         On April 15, 1999, the Company granted 25,000 options to purchase Common Stock, exercisable immediately, at an exercise price of $3.50 to SRK Associates, LLC, a company controlled by Steven C. Etra, a Board member; such options are to expire on the sixth anniversary of the date of their grant.

         On April 15, 1999, the Company granted 25,000 options to purchase Common Stock, exercisable immediately, at an exercise price of $4.25 per share to Robert W. Moehler, a former

Director of the Company; such options are to expire on the third anniversary of the date of their grant.

         In April and June of 1999, Colnic Investment Corp., a private investment Company controlled by Randall K. Davis, President of the Company and President of CIC, purchased an aggregate of 100,000 shares of the Company's Common Stock at a purchase price of $2.50 per share for an aggregate investment of $250,000. The investments were made in two purchases of $125,000 each.

         On June 15, 1999, the Company sold 10,000 shares of Common Stock to SRK Associates LLC, a company controlled by Steven C. Etra, a Director of the Company, at a price of $2.50 per share for aggregate proceeds of $25,000.

         On June 15, 1999, the Company sold 6,000 shares of Common Stock to Blaire Etra, wife of Steven C. Etra, a Director of the Company, at a price of $2.50 per share for aggregate proceeds of $15,000.

         On July 13, 1999, the Company issued 25,000 shares of Common Stock to Harrington, Ocko & Monk, LLP, an outside counsel to the Company, at a price of $5.00 per share in consideration for legal services rendered.

         The Company agreed to purchase CIC in August of 1998. Prior to its acquisition by the Company, CIC was owned by Randall K. Davis, President of the Company, and his parents, Charles H. Davis and Carolyn Davis. According to the purchase agreement, the consideration for the merger included: (a) $500,000 in cash; (b) a secured promissory note in the original principal amount of $900,000 (the "Davis Note") payable to Charles H. Davis; (c) assumption of $400,000 of debt; and (d) 320,000 shares of the Series D Cumulative Convertible Preferred Stock (the "Series D Stock"), a class of securities created specifically for the transaction of which 250,000 shares are held by Randall K. Davis and 70,000 shares are held by Charles H. Davis. In connection with the merger, the Company entered into a Pledge and Security Agreement to secure the payment of the Davis Note. Furthermore, the Company granted piggyback registration rights for the shares of Common Stock into which the Series D Stock is convertible.

         In connection with the acquisition of CIC, CIC subsequently entered into employment agreements for a period of five years beginning August 1, 1999 with Randall K. Davis, President of the Company, with an annual salary of $50,000 per year, and with Charles H. Davis, father of Randall K. Davis, with an annual salary of $15,000 per year.

         In connection with the purchase of CIC in August of 1999, the Company entered into four leases to rent parcels of real estate. These leases include:

         (a) a 5-year triple net lease for 1023 Morales Street in San Antonio, Texas, for the administrative offices and manufacturing facilities at an annual rental of $70,872, by and between the Company and Charles H. Davis;

         (b) a 5-year triple net lease for 724 Perez Street in San Antonio, Texas, for a warehouse and distribution facility at an annual rental of $21,060, by and between the Company and Charles H. Davis;

         (c) a 5-year triple net lease for 723 Perez Street in San Antonio, Texas, for a warehouse at an annual rental of $29,592, by and between the Company and Charles H. Davis; and

         (d) a 5-year triple net lease for 401 Main Street in Kerrville, Texas, for a Cleaning Ideas store at an annual rental of $60,000, by and among the Company, Randall K. Davis and his father, Charles H. Davis.

         In August of 1999, the Company acquired Superior pursuant to a stock purchase agreement with Stephen Haynes, the current President of Superior. The acquisition documents provide that Mr. Haynes was to receive the following: (a) $400,000 in cash; (b) a promissory note (the "Haynes Notes") in the original principal amount of $1,200,000, and bearing interest at a rate of 8% per annum, and (c) escrowed consideration of 50,000 shares of Common Stock, to be issued in five yearly installments of 10,000 shares; each subject to adjustments for not meeting annual financial thresholds. Mr. Haynes is to be paid an earn-out bonus for the years 1999, 2000, 2001 and 2002 based on a portion of the pre-tax earnings of Superior above the annual, increasing thresholds. Mr. Haynes is also entitled, pursuant to the purchase agreement, to a yearly payment for five years beginning in 2000 for 25% of the net, after tax profits for the five fiscal years (including 1999) from sales of janitorial products similar to those sold by Superior prior to its acquisition, made by the Company through its eCommerce program, to customers located within a 60-mile radius of any of Superior's three Kentucky locations. The Haynes Note is payable in 12 equal installments of $100,000 and, upon default of the note, without being cured during the 30-day cure period, permits Mr. Haynes to exercise upon the collateral and causes the noncompetition provisions contained in Mr. Haynes' employment contract to become void.

         Upon the acquisition of Superior, the Company, through Superior, came into possession of certain real property located at 1038 West Main Street, Bowling Green, Kentucky pursuant to a lease. This real property is held by ACH Holdings, Inc., of which Stephen Haynes, President of Superior, owns an interest. The property is leased by Superior for a five-year duration, which expires on March 31, 2004, and may be extended an additional five years by Superior. The annual rent of the premises is $30,000, payable in equal monthly installments of $2,500.

         The Company and Messrs. Kandel, Davis and Etra have invested in b2bstores.com, Inc., a California based company which designs Internet-based electronic commerce programs. B2bstores.com, Inc. has assisted the Company to develop the Company's eCommerce website. The Company has entered into an agreement with b2bstores.com, Inc. in which b2bstores.com, Inc. will host five on-line stores at their website and the Company will receive 2-5% of the top line revenues on each product sold at such stores. Mr. Kandel, the Chairman and Chief Executive Officer of the Company, serves as Chairman of the Board of b2bstores.com, Inc.

         Effective on September 30, 1999, the Company entered into an agreement with Richard Kandel, Chairman, Chief Executive Officer and Treasurer of the Company, pursuant to which

Mr. Kandel, as sole holder of the Series A Stock, consented to the amendment of the Certificate of Designation for the Series A. Stock to remove the ability of the holder of the Series A Stock to put the Series A Stock to the Company at any date after January 15, 2001 and to increase the conversion price of the Series A Stock from $2.50 to $5.00.

ITEM 8. DESCRIPTION OF SECURITIES.

         COMMON STOCK

         The Company is authorized to issue up to 20,000,000 shares of Common Stock, par value $.001 per share, of which 4,335,000 shares are outstanding on the date hereof. Holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, if any, holders of Common Stock are entitled to receive ratably, dividends when, as, and if declared by the Board of Directors out of funds legally available therefor and, upon the liquidation, dissolution, or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. The outstanding Common Stock is validly authorized and issued, fully paid, and nonassessable.

         Holders of Common Stock are not entitled to accumulate their votes for the election of directors or otherwise. Accordingly, the holders of a majority of the Common Stock present at a meeting of shareholders will be able to elect all of the directors of the Company and the minority shareholders will not be able to elect a representative to the Company's Board of Directors. Moreover, current shareholders will be able to control the outcome of all matters submitted to the Company's shareholders for approval, including extraordinary transitions such as mergers or sale of all or substantially all the assets of the Company.

         PREFERRED STOCK

         Under the Company's Certificate of Incorporation, the Board of Directors of the Company is authorized to designate, and cause the Company to issue, up to five million (5,000,000) shares of preferred stock of any class or series, having such rights, preferences, powers and limitations as the Board shall determine.

         The Company's Board of Directors has authorized its Series A Stock issued to Richard Kandel in conjunction with the acquisition of Kandel & Son, its Series E Stock issued to Steven C. Etra in consideration of his investment of $175,000 in the Company and Series D Stock issued to Charles Davis and Randall K. Davis in connection with the acquisition of Cleaning Ideas.

         The Series A Stock (i) pay an annual dividend of 4%, and (ii) are convertible into Common Stock at a conversion price of $5.00 per share of Common Stock.

         The Series E Stock (i) pay an annual dividend of 3%, (ii) are convertible into Common Stock at a conversion price of $5.00 per share of Common Stock and (iii) may be redeemed at the option of the Company at any time after December 15, 2000 at a redemption price of $3.50 per share.

         The Series D Stock (i) pay an annual dividend of 8.75%, (ii) are convertible into Common Stock at a conversion price of $5.00 per share of Common Stock and (iii) may be redeemed at the option of the Company at any time at a redemption price of $5.00, plus any accrued and unpaid dividends per share.

         The Board could, in the future, authorize and cause the Company to issue up to an additional 4,110,000 shares of preferred stock of one or more series or classes, having rights, preferences and powers as determined by the Board, which could be senior to those of the Common Stock, including the right to receive dividends and/or preferences upon liquidation, dissolution or winding-up of the Company in excess of, or prior to, the rights of the holders of the Common Stock. This could have the effect of materially impairing the rights of the holders of the Common Stock to receive such dividends or preferential payments and/or of reducing, or eliminating, the amounts that would otherwise have been available for payment to the holders of the Common Stock.

         There are no provisions of the articles or by-laws of the Company that are designed to, or are likely to have the effect of, delaying, deferring or preventing a change of control of the Company.


                                     PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a)      MARKET INFORMATION

         The Company's Common Stock was approved for quotation on the NASD OTC Bulletin Board under the symbol "EVCL" and began trading on May 21, 1998. There is currently a limited trading market for the Common Stock. The high and low closing bid prices for the shares of the Company's Common Stock, as reported by National Quotation Bureau, LLC are listed in the following chart. These prices are between dealers and do not include retail markups, markdowns or other fees and commissions, and may not represent actual transactions.



                           1998                               HIGH              LOW

                           May 21 - June 30                   $ 3.25            $ .25

                           July 1 - September 30              $ 3.75            $1.50

                           October 1 - December 31            $ 4.25            $2.50





                           1999
                           January 1 - March 31               $5.625            $3.50

                           April 1 - June 30                  $5                $3.25

                           July 1- September 8                $6.25             $5

         The closing bid price on September 8, 1999 was $6.00.

(b)      HOLDERS

         There were approximately 69 beneficial owners of the Company's Common Stock as of September 30, 1999, after broker inquiry.

(c)      DIVIDENDS

         The Company has paid no dividends on its Common Stock to date, nor does it anticipate doing so in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Board of Directors and will be dependent upon there being sufficient capital and surplus as required by the Nevada Statutes, the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant. There can be no assurance that the Company will ever choose to declare such a dividend or that if it did that such funds would be legally available for payment of such dividends.

ITEM 2. LEGAL PROCEEDINGS.

         The Company is not a party to any litigation, nor is it aware of any threatened litigation or similar proceeding that would, if initiated and resolved against the Company, have a material adverse effect on the Company, its properties or its prospects.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

         The Company was incorporated in December of 1997. At that time, an aggregate of 3,000,000 shares of Common Stock were issued to five founding shareholders; Richard Kandel (800,000), The Palmeto Group, Inc. (1,5000,000), Delta Financial Resources, Inc. (250,000), Barry Bendett (200,000) and Strateia (250,000), at a price of $.01 per share in reliance upon the exemption for offerings not involving a public offering pursuant to Section 4(2) of the Securities Act and analogous state exemptions for isolated, non-public transactions. The Palmeto Group, Inc., an affiliate of Richard Kandel, later transferred 1,500,000 shares of Common Stock to Richard Kandel. (See "Certain Relationships and Related Transactions").

         In December of 1997 and January of 1998, the Company offered and sold an aggregate of 400,000 shares of Common Stock to approximately 44 investors at an offering price of $.50 per share, for aggregate offering proceeds of $200,000 in reliance upon the exemption from registration provided by Rule 504 of Regulation D.

         In December of 1998 and January of 1999, the Company sold an aggregate of 300,000 shares of Common Stock to approximately 11 investors, at an offering price of $2.50 per share for aggregate proceeds of $750,000, in reliance upon the exemption from registration provided by Rule 504 of Regulation D.

         In December of 1998, the Company sold 70,000 shares of Series E Stock to Steven C. Etra, a Director for the Company, in a negotiated private transaction, for proceeds to the Company of $175,000, in an isolated private transaction in reliance upon the exemption from registration contained in
Section 4(2) of the Securities Act.

         In January of 1999, the Company sold 70,000 shares of Common Stock to a single accredited investor at a price of $2.50 per share for aggregate proceeds to the Company of $175,000. The transaction was effected in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act.

         In January of 1999, the Company undertook to issue 500,000 shares of its Series A Stock to Richard Kandel, Chairman and CEO of the Company, in connection with the acquisition of Kandel & Son. The issuance was made in reliance upon an exemption from registration under Section 4(2) of the Securities Act.

         In January of 1999, the Company undertook to issue to Thomas B. Haines, a former Director of the Company, an aggregate of 1,000,000 shares of Common Stock, subject to adjustment, as partial consideration for the acquisition of NISSCO. In connection with the sale, the Company issued 250,000 shares of Common Stock to Mr. Haines at the closing of the acquisition, and 250,000 shares are to be issued to Mr. Haines on January 1, 2000. In addition, pursuant to the acquisition agreement, an undetermined number of shares, but in no case less than 500,000 shares of Common Stock, are to be issued by the Company on January 15, 2001. (See "Certain Relationships and Related Transactions.") These issuances will be made in reliance on the exemption from registration under
Section 4(2) of the Securities Act.

         In March of 1999, the Company sold an aggregate of 100,000 shares of Common Stock to an accredited investor at a price of $2.50 per share for aggregate proceeds of $250,000 in a transaction in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act.

         In March of 1999, the Company sold an aggregate of 300 units, each unit consisting of a 12.75% Subordinated Promissory Note due April 1, 2002 in the principal amount of $10,000 and 2,400 common stock purchase warrants. The units were sold for $10,000 per unit for aggregate offering proceeds of $3,000,000 in reliance upon the exemption from registration under Section 4(2) of the Securities Act.

         In April of 1999, the Company sold an aggregate of 50,000 shares of Common Stock to Colnic Investment Corporation ("Colnic"), a private investment company controlled by Randall K. Davis, President of the Company, at a price of $2.50 per share for aggregate proceeds of $125,000 in a transaction in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act.

         In May of 1999, the Company sold an aggregate of 100,000 shares of Common Stock to an accredited investor at a price of $2.50 per share for aggregate proceeds of $250,000 in a transaction in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act.

         In June of 1999, the Company sold an additional 10,000 shares of Common Stock to SRK Associates, LLC, a company controlled by Steven C. Etra, a Director of the Company, at a price of $2.50 per share for aggregate proceeds of $25,000 in a transaction in reliance upon the exemption from registration under Section 4(2) of the Securities Act.

         In June of 1999, the Company sold an additional 6,000 shares of Common Stock to Blaire Etra, wife of Steven C. Etra, a Director of the Company, at a price of $2.50 per share for aggregate proceeds of $15,000 in a transaction in reliance upon the exemption from registration under Section 4(2) of the Securities Act.

         In June of 1999, the Company sold an additional 50,000 shares of Common Stock to Colnic at a price of $2.50 per share for aggregate proceeds of $125,000 in a transaction in reliance upon the exemption from registration under Section 4(2) of the Securities Act.

         In July of 1999, the Company issued 25,000 shares of Common Stock to Harrinton, Ocko & Monk, LLP, an outside counsel to the Company, at a price of $5.00 per share in consideration for legal services rendered, in a transaction in reliance upon the exemption from registration under Section 4(2) of the Securities Act.

         In August of 1999, the Company, in connection with the purchase of CIC, issued, as partial consideration for CIC, 320,000 shares of Series D Stock to Randall K. Davis, President of the Company, and Charles H. Davis, his father, in a transaction in reliance upon the exemption from registration under Section 4(2) of the Securities Act.

         In August of 1999, in connection with the purchase of Superior, the Company issued 50,000 shares of Common Stock to Stephen Haynes, President of Superior, as partial consideration for Superior in a transaction in reliance upon the exemption from registration under Section 4(2) of the Securities Act.

         All sales of Common Stock and Preferred Stock were made pursuant to subscription agreements and investor questionnaires containing representations and warranties, and eliciting information intended to enable the Company to establish the facts and circumstances entitling the Company to rely upon the relevant exemptions from the registration requirements of the Securities Act. Management of the Company believes these representations, warranties and information established a sufficient basis for its reliance upon such exemptions.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Under the Nevada Revised Statutes (the "Statutes"), the Company shall have the power to eliminate the personal liability of the directors and officers of the Company for monetary damages to the fullest extent possible under the Statutes or other applicable law. These provisions eliminate the liability of directors or officers to the Company and its shareholders for monetary damages arising out of any violation of a director of his fiduciary duty of due care.

         Under the Statutes, the Company may, by a majority of its disinterested directors, shareholders, or in some cases by independent legal counsel, indemnify any officer or director against expenses actually and reasonably incurred, if such person acted in good faith in a manner reasonably believed to be in the best interests of the Company, and in the case of any criminal action or proceeding, if such person had no reasonable cause to believe his conduct was unlawful. The Company may indemnify any officer or director against expenses and amounts actually paid or incurred in settlement not exceeding, in the judgement of the Board of Directors, estimated expenses of litigation. Indemnification and/or advancement of expenses provided by the Statutes are not exclusive and the Company may make any further advancement or payment of expenses. However, no indemnification and/or advancement will be made to any officer or director if such person shall have been adjudged to be liable, unless, upon application and determination of the court that in view of the circumstances in the case, such person is fairly and reasonably entitled to indemnification.

                              FINANCIAL STATEMENTS

         The Company's Consolidated Financial Statements as of December 31, 1998, and for the period from December 9, 1997 (date of inception) to December 31, 1998 and accompanying notes which are an integral part thereof, and the independent auditor's report of Goldstein Golub Kessler LLP, independent certified public accountants, with respect thereto, appear on pages F-6 to F-25 of this Amendment No.1 to Form 10-SB. The Company's Unaudited Consolidated Financial Statements as of and for the six months ended June 30, 1999 and 1998, and accompanying notes which are an integral part thereof, appear on pages F-5 to F-15 of this Amendment No.1 to Form 10-SB. Kandel & Son, Inc.'s financial statements as of December 31, 1998, for the period ended August 31, 1998, and for the period ended August 31, 1997, and accompanying notes which are an integral part thereof, and the independent auditor's report of Kirschner & Pasternack, LLP, independent certified public accountants, with respect to thereto, appear on pages F-26 to F-42 of this Amendment No.1 to Form 10-SB. Nissco/Sunline, Inc. and its subsidiaries' financial statements as of December 31, 1998, and for the period ended December 31, 1997 and accompanying notes which are an integral part thereof, and the independent auditor's report of Kirschner & Pasternack, LLP, independent certified public accountants, with respect to thereto, appear on pages F-43 to F-56 of this Amendment No.1 to Form 10-SB. These financial statements are incorporated by reference herein by reference thereto.

INDEX TO FINANCIAL STATEMENTS


PRO FORMA:

   Unaudited Pro Forma Condensed Consolidated Statement of Income for the Year
    Ended December 31, 1998                                                                                   F-4


HISTORICAL:

   Enviro-Clean of America, Inc. & Subsidiaries:

      Unaudited Consolidated Balance Sheet as of June 30, 1999                                                F-5

      Unaudited Consolidated Balance Sheet as of June 30, 1998                                                F-6

      Unaudited Consolidated Statement of Operations for the Period Ended June 30, 1999                       F-7

      Unaudited Consolidated Statement of Earnings                                                            F-8

      Unaudited Consolidated Statement of Stockholders' Equity for the Period Ended
       June 30, 1999                                                                                          F-9

      Unaudited Consolidated Statement of Stockholders' Equity for the Period Ended
       June 30, 1998                                                                                          F-10

      Unaudited Consolidated Statement of Cash Flows for the Period Ended
       June 30, 1999                                                                                          F-11

      Unaudited Consolidated Statement of Cash Flows for the Period Ended
       June 30, 1998                                                                                          F-12

      Notes to Consolidated Financial Statements                                                          F-13 - F-15

      Independent Auditor's Report                                                                            F-16

      Balance Sheet as of December 31, 1998                                                                   F-17

      Statement of Operations for the Year Ended December 31, 1998                                            F-18

      Statement of Stockholders' Equity                                                                       F-19

      Statement of Cash Flows for the Year Ended December 31, 1998                                            F-20

      Notes to Consolidated Financial Statements                                                          F-21 - F-24


   Kandel & Son, Inc.:

      Independent Auditor's Report                                                                            F-25

      Balance Sheet as of December 31, 1998                                                                   F-26

      Statement of Earnings and Retained Earnings for the Period Ended
       December 31, 1998                                                                                      F-27

      Statement of Cash Flows for the Period Ended December 31, 1998                                          F-28

      Notes to Consolidated Financial Statements                                                          F-29 - F-30



      Independent Auditor's Report                                                                            F-31

      Balance Sheet as of August 31, 1998                                                                     F-32

      Statement of Earnings and Retained Earnings for the Year Ended August 31, 1998                          F-33

      Statement of Cash Flows for the Year Ended August 31, 1998                                              F-34

      Notes to Consolidated Financial Statements                                                          F-35 - F-36

      Independent Auditor's Report                                                                            F-37

      Balance Sheet as of August 31, 1997                                                                     F-38

      Statement of Earnings and Retained Earnings for the Year Ended August 31, 1997                          F-39

      Statement of Cash Flows for the Year Ended August 31, 1997                                              F-40



   Nissco/Sunline, Inc. & Subsidiaries:

      Independent Auditor's Report                                                                            F-41

      Balance Sheet as of December 31, 1998                                                                   F-42

      Statement of Changes In Retained Earnings for the Year Ended
       December 31, 1998                                                                                      F-43

      Statement of Cash Flows for the Year Ended December 31, 1998                                            F-44

      Notes to Consolidated Financial Statements                                                          F-45 - F-46

      Independent Auditor's Report                                                                            F-47

      Balance Sheet as of December 31, 1997                                                                   F-48

      Statement of Income for the Year Ended December 31, 1997                                                F-49

      Statement of Changes In Retained Earnings                                                               F-50

      Statement of Cash Flows for the Year Ended December 31, 1997                                            F-51

      Notes to Consolidated Financial Statements                                                          F-52 - F-54

ENVIRO-CLEAN OF AMERICA, INC. & SUBSIDIARIES


                            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
================================================================================


YEAR ENDED DECEMBER 31, 1998


                                             ENVIRO-CLEAN          1998           PRO FORMA
                                           OF AMERICA, INC.     ACQUISITION        COMBINED
                                           ----------------   ---------------   ---------------

Net sales                                   $     1,812,154   $     1,789,202   $     3,601,356
Cost of sales                                       928,063           231,611         1,159,674
                                            ---------------   ---------------   ---------------
Gross profit                                        884,091         1,557,591         2,441,682
Operating expenses                                  875,766         1,107,603         1,983,369
                                            ---------------   ---------------   ---------------
Earnings before income taxes                          8,325           449,988           458,313
Income taxes                                          2,500           102,000           104,500
                                            ---------------   ---------------   ---------------
Net earnings                                $         5,825   $       347,988   $       353,813
                                            ===============   ===============   ===============

ENVIRO-CLEAN OF AMERICA, INC. & SUBSIDIARIES


                                                      CONSOLIDATED BALANCE SHEET
                                                                     (UNAUDITED)
================================================================================


JUNE 30, 1999

ASSETS

Current Assets:
  Cash and cash equivalents                                                                $ 3,220,995
  Accounts receivable                                                                          670,428
  Merchandise inventory                                                                        125,500
  Prepaid expenses and other                                                                    85,569
                                                                                           -----------

      TOTAL CURRENT ASSETS                                                                   4,102,492
                                                                                           -----------


Property, Plant and Equipment - at cost                                                        488,468
Less accumulated depreciation                                                                  305,490
                                                                                           -----------
                                                                                               182,978
                                                                                           -----------

Other Assets:
   Goodwill                                                                                  2,828,352
   Other                                                                                         5,775
                                                                                           -----------
                                                                                             2,834,127
                                                                                           -----------
      TOTAL ASSETS                                                                         $ 7,119,597
                                                                                           ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses                                                    $   713,919
  Loans payable                                                                                  7,329
                                                                                           -----------
      TOTAL CURRENT LIABILITIES                                                                721,248
                                                                                           -----------

Long-term Liabilities:
  Notes payable - subordinated                                                               3,000,000
                                                                                           -----------

Redeemable Preferred Stock Series A:
  $.001 par value; stated value $5.00; authorized, issued and outstanding 500,000 shares     2,500,000
                                                                                           -----------

Stockholders' Equity:
  Preferred stock Series E-$.001 par value; stated value $2.50; authorized, issued
   and outstanding 70,000 shares                                                               175,000
  Common stock - $.001 par value; authorized 20,000,000 shares, issued and outstanding
   4,310,000 shares                                                                              4,310
  Additional paid-in capital                                                                 2,428,705
  Retained earnings (deficit)                                                               (3,584,666)
  Common stock to be issued                                                                  1,875,000
                                                                                           -----------
      TOTAL STOCKHOLDERS' EQUITY                                                               898,349
                                                                                           -----------

      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                           $ 7,119,597
                                                                                           ===========

ENVIRO-CLEAN OF AMERICA, INC. & SUBSIDIARIES


                                                      CONSOLIDATED BALANCE SHEET
                                                                     (UNAUDITED)
================================================================================


JUNE 30, 1998

ASSETS

Current Assets:
  Cash and cash equivalents                                       $  26,530
  Accounts receivable                                               240,294
  Merchandise inventory                                             144,000
  Prepaid expenses and other                                         49,880
                                                                  ---------
      TOTAL CURRENT ASSETS                                          460,704
                                                                  ---------
Property, Plant and Equipment - at cost                             234,463
Less: accumulated depreciation                                      106,716
                                                                  ---------
                                                                    127,747
                                                                  ---------
Other Assets                                                         25,775
                                                                  ---------
      TOTAL ASSETS                                                $ 614,226
                                                                  =========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities:
  Accounts payable and accrued expenses                           $ 135,374
  Loans payable                                                      98,918
  Current maturities of long-term debt                              127,787
                                                                  ---------
      TOTAL CURRENT LIABILITIES                                     362,079
                                                                  ---------
Long-term Liabilities - long-term debt, less current maturities     401,931
                                                                  ---------
Stockholder's Equity:
  Common stock issued - $.001 par value; authorized 20,000,000
   shares, issued and outstanding 3,400,000 shares                    3,400
  Retained earnings (deficit)                                      (314,299)
  Additional paid-in capital                                        161,115
                                                                  ---------
      TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                         (149,784)
                                                                  ---------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  $ 614,226
                                                                  =========

ENVIRO-CLEAN OF AMERICA, INC. & SUBSIDIARIES

                                            CONSOLIDATED STATEMENT OF OPERATIONS
                                                                     (UNAUDITED)
================================================================================


SIX-MONTH PERIOD ENDED JUNE 30, 1999

Net sales                                        $ 1,822,375
Cost of sales                                        856,609
                                                 -----------
Gross profit                                         965,766
Operating expenses:
  Salaries                                           291,866
  Professional fees                                  123,878
  Depreciation and amortization                      171,488
  Marketing                                          107,316
  Rent                                                34,356
  Other                                              295,162
                                                 -----------
Operating (loss)                                     (58,300)
Other income                                           7,609
                                                 -----------
(Loss) before income taxes                           (50,691)
Income taxes                                           5,400
                                                 -----------
Net (loss)                                           (56,091)
Preferred stock dividends                            (52,625)
                                                 -----------
Net (loss) attributable to common stockholders   $  (108,716)
                                                 ===========
(Loss) per share - basic                         $      (.03)
                                                 ===========
Weighted average number of shares outstanding      3,882,147
                                                 ===========

ENVIRO-CLEAN OF AMERICA, INC. & SUBSIDIARIES

                                              CONSOLIDATED STATEMENT OF EARNINGS
                                                                     (UNAUDITED)
================================================================================


SIX-MONTH PERIOD ENDED JUNE 30, 1998

Net sales                                       $  919,451
Cost of sales                                      495,662
                                                ----------
Gross profit                                       423,789
Operating expenses                                 415,860
                                                ----------
Earnings before income taxes                         7,929
Income taxes                                         1,000
                                                ----------
Net earnings                                    $    6,929
                                                ==========
Net earnings per share - basic                  $     0.00
                                                ==========
Weighted average number of shares outstanding    3,400,000
                                                ==========

ENVIRO-CLEAN OF AMERICA, INC. & SUBSIDIARIES


                                  CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                                                     (UNAUDITED)
================================================================================


SIX-MONTH PERIOD ENDED JUNE 30, 1999




                                                           COMMON STOCK                     PREFERRED STOCK
                                                     NUMBER                             NUMBER
                                                    OF SHARES         AMOUNT           OF SHARES           AMOUNT
                                                ---------------   ---------------   ---------------   ---------------


Balance at January 1, 1999                            3,690,000   $         3,690                --                --
Issuance of common stock for cash at
 $2.50 per share                                        370,000               370                --                --
Issuance of preferred stock for cash at
 $2.50 per share                                             --                --            70,000   $       175,000
Distribution to stockholder                                  --                --                --                --
Common stock issued in connection with
 acquisition of Nissco/Sunline, Inc.                    250,000               250                --                --
Common stock to be issued at $2.50                      750,000                --                --                --
Net (loss)                                                   --                --                --                --
                                                ---------------   ---------------   ---------------   ---------------
Balance at June 30, 1999                              5,060,000   $         4,310            70,000   $       175,000
                                                ===============   ===============   ===============   ===============




                                                                     DEFICIT
                                                                   ACCUMULATED
                                                   ADDITIONAL       DURING THE
                                                    PAID-IN        DEVELOPMENT        COMMON STOCK       STOCKHOLDERS'
                                                    CAPITAL           STAGE           TO BE ISSUED          EQUITY
                                                ---------------   ---------------    ---------------   ---------------

Balance at January 1, 1999                      $       879,325   $      (151,702)                --   $       731,313
Issuance of common stock for cash at
 $2.50 per share                                        924,630                --                 --           925,000
Issuance of preferred stock for cash at
 $2.50 per share                                             --                --                 --           175,000
Distribution to stockholder                                  --        (3,376,873)                --        (3,376,873)
Common stock issued in connection with
 acquisition of Nissco/Sunline, Inc.                    624,750                --                 --           625,000
Common stock to be issued at $2.50                           --                --    $     1,875,000         1,875,000
Net (loss)                                                   --           (56,091)                --           (56,091)
                                                ---------------   ---------------    ---------------   ---------------
Balance at June 30, 1999                        $     2,428,705   $    (3,584,666)   $     1,875,000   $       898,349
                                                ===============   ===============    ===============   ===============

ENVIRO-CLEAN OF AMERICA, INC. & SUBSIDIARIES


                                  CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                                                     (UNAUDITED)
================================================================================



SIX-MONTH PERIOD ENDED JUNE 30, 1998

                                                                                                 DEFICIT
                                                                                               ACCUMULATED
                                                    COMMON STOCK               ADDITIONAL       DURING THE
                                              NUMBER OF                         PAID-IN         DEVELOPMENT      STOCKHOLDERS'
                                               SHARES           AMOUNT          CAPITAL           STAGE             EQUITY
                                           --------------   --------------   --------------   --------------    --------------

Balance at January 1, 1998                      3,189,000   $        3,189   $       94,311   $     (321,228)   $     (223,728)


Issuance of common stock for cash
 at $2.50 per share                               211,000              211           66,804               --            67,015

Net earnings                                           --               --               --            6,929             6,929
                                           --------------   --------------   --------------   --------------    --------------
Balance at June 30, 1998                        3,400,000   $        3,400   $      161,115   $     (314,299)   $     (149,784)
                                           ==============   ==============   ==============   ==============    ==============

ENVIRO-CLEAN OF AMERICA, INC. & SUBSIDIARIES


                                            CONSOLIDATED STATEMENT OF CASH FLOWS
                                                                     (UNAUDITED)
================================================================================


SIX-MONTH PERIOD ENDED JUNE 30, 1999
Cash flows from operating activities:
  Net income (loss)                                                                          $   (56,091)
                                                                                             -----------
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation                                                                                  22,556
    Amortization                                                                                 148,861
    (Increase) decrease in accounts receivable                                                    36,961
    (Increase) decrease in prepaid expenses                                                      (24,831)
    (Increase) decrease in inventories                                                            24,613
    Increase (decrease) in accounts payable                                                      176,550
    Increase (decrease) in income taxes payable                                                    3,102
                                                                                             -----------
          TOTAL ADJUSTMENTS                                                                      387,812
                                                                                             -----------
          NET CASH PROVIDED BY OPERATING ACTIVITIES                                              331,721
                                                                                             -----------
Cash flows from investing activities:
  Cash paid for acquisitions                                                                    (652,451)
  Cash acquired from subsidiaries                                                                 68,046
                                                                                             -----------
          NET CASH USED BY INVESTING ACTIVITIES                                                 (584,405)
                                                                                             -----------
Cash flows from financing activities:
  Loans receivable                                                                                21,320
  Net cash received (paid) on notes payable                                                    2,350,113
  Common stock issued                                                                            925,000
                                                                                             -----------
          NET CASH PROVIDED BY FINANCING ACTIVITIES                                            3,296,433
                                                                                             -----------
Net increase in cash and cash equivalents                                                      3,043,749
Cash and cash equivalents at beginning of period                                                 177,246
                                                                                             -----------
Cash and cash equivalents at ending of period                                                $ 3,220,995
                                                                                             ===========
SUPPLEMENTAL INFORMATION:
  Cash paid during the period for:
    Interest                                                                                 $    15,259
                                                                                             ===========
    Taxes                                                                                    $     2,298
                                                                                             ===========

ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES

                                                CONSOLIDATED CASH FLOW STATEMENT
                                                                     (UNAUDITED)
================================================================================

SIX-MONTH PERIOD ENDED JUNE 30, 1998
Cash flows from operating activities:
  Net income                                                                               $  6,929
                                                                                           --------
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization                                                            $ 17,492
  (Increase) decrease in accounts receivable                                                (44,837)
  (Increase) decrease in prepaid expenses                                                   (29,254)
  (Increase) decrease in inventories                                                        (10,000)
  (Increase) decrease in other assets                                                       (20,000)
  Increase (decrease) in accounts payable                                                    42,818
                                                                                           --------
       TOTAL ADJUSTMENTS                                                                    (43,781)
                                                                                           --------
       NET CASH USED BY OPERATING ACTIVITIES                                                (36,852)
                                                                                           --------
Cash flows from investing activities - purchase of fixed assets                              (5,646)
                                                                                           --------
Cash flows from financing activities:
  (Decrease) in loans payable                                                               (37,906)
  Common stock issued                                                                           211
  Additional paid-in capital received                                                        66,804
                                                                                           --------
      NET CASH PROVIDED BY FINANCING ACTIVITIES                                              29,109
                                                                                           --------
Net increase in cash and equivalents                                                        (13,389)
Cash and cash equivalents, beginning                                                         39,919
                                                                                           --------
Cash and cash equivalents, ending                                                          $ 26,530
                                                                                           ========
SUPPLEMENTAL INFORMATION:

Cash paid during the period for:
  Interest                                                                                 $ 22,015
                                                                                           ========
  Taxes                                                                                    $     --
                                                                                           ========

ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


1.    PRINCIPAL               The accompanying consolidated financial statements
      BUSINESS                include the accounts of Subsidiaries (collectively
      ACTIVITY AND            the Enviro-Clean of America, Inc and its
      SUMMARY OF              "Company"). All significant intercompany balances
      SIGNIFICANT             and transactions have been eliminated in
      ACCOUNTING POLICIES:    consolidation.

                              The principal business activity of the Company is the wholesale distribution of sanitary maintenance supplies and paper products.

                              The Company also provides buying services and group discounts to wholesale distributors of sanitary maintenance supplies, paper goods and related products.

                              The Company considers all highly liquid
                              instruments purchased with a maturity of three months or less to be cash equivalents.

                              Property and equipment are recorded at cost.
                              Depreciation is provided for by the straight-line method over the estimated useful lives of the property and equipment.

                              INVENTORIES CONSISTING OF FINISHED GOODS ARE
                              VALUED AT THE LOWER OF COST OR MARKET. COST IS DETERMINED USING THE FIRST-IN, FIRST-OUT METHOD.

                              The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates by management. Actual results could differ from these estimates.

                              At each balance sheet date, the Company evaluates the period of amortization of intangible assets. The factors used in evaluating the period of amortization include: (i) current operating results, (ii) projected future operating results, and (iii) any other material factors that effect the continuity of the business.

                              Preferred stock dividends in arrears which represent dividends owed, but undeclared at June 30, 1999 totals $52,625.

                              Earnings per share ("EPS") is computed by dividing net income or loss by the weighted-average number of common shares outstanding for the year. Diluted EPS is not presented because the Company had no dilutive securities outstanding at December 31, 1998. At June 30, 1999 there were 750,000 shares of common stock to be issued in connection with the Nissco Acquisition (see note 2) and warrants to acquire 740,000 shares of common stock outstanding. These amounts have not been taken into account in the computation of earnings per share because the effect would be anti-dilutive.

                              Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.


2.    ACQUISITIONS:           On January 1, 1999, the Company entered into an
                              agreement to purchase all of the stock of Kandel &
                              Son, Inc. ("Kandel"), a New York-based sanitary supply distribution Company. Richard Kandel, the sole stockholder and chief executive

ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


                              officer ("CEO") of Kandel is the majority stockholder and CEO of the Company. The Company paid $1,350,000 in cash and exchanged 500,000 shares of Series A Preferred Stock for all of the outstanding common stock of Kandel. The $1,350,000 cash was distributed as follows: $684,404 went directly to Mr. Kandel, and $665,596 paid obligations of Kandel as follows: $99,914 bank line of credit, $382,353 stockholder loan owed to Mr. Kandel, and $183,329 of miscellaneous accruals. This acquisition has been accounted for at historical cost in a manner similar to a pooling of interest, because Richard Kandel is the majority stockholder of the Company. As such, the excess of cost over book value of net assets acquired of approximately $3,377,000 will be deemed a distribution to Richard Kandel.

                              Assets and liabilities acquired, at historical cost, include:


                              Cash                                                                        $  50,787
                              Accounts receivable                                                           200,058
                              Inventory                                                                     150,113
                              Property and equipment                                                        142,295
                              Other assets                                                                   21,112
                                                                                                          ---------
                                  Total assets                                                            $ 564,365
                                                                                                          =========
                              Accounts payable and accrued expenses                                       $  57,241
                              Loans payable                                                                 499,595
                              Other                                                                         200,000
                                                                                                          ---------
                                                                                                          $ 756,836
                                                                                                          =========


                              On January 1, 1999, the Company entered into an agreement to purchase all of the stock of NISSCO/Sunline, Inc. ("NISSCO"), a Florida-based company engaged in group marketing of sanitary/janitorial supplies. The aggregate purchase price for this acquisition is $3,000,000, consisting of $500,000 in cash and 1,000,000 shares of the Company's common stock. The common stock will be issued to the seller in installments, as defined in the agreement. This acquisition is accounted for as a purchase.

                              The fair value of assets acquired and liabilities assumed amounted to approximately $584,000 and $561,000, respectively, which resulted in an excess of cost over the fair value of the net assets acquired (goodwill), of approximately $2,977,000 which is being amortized over 10 years.

                              The operations of NISSCO are included in the consolidated financial statements from January 1, 1999, the date of acquisition. The operations of the Company for the six-month period ended June 30, 1998 have been restated to include the operations of Kandel as if the acquisition had occurred prior to January 1, 1998.

                              The seller received 250,000 shares on January 15, 1999 and will receive 250,000 shares on January 15, 2000, and 500,000 shares on January 15, 2001.
                              All shares have been valued at $2.50, the fair market value of the Company's common stock on January 1, 1999. If on January 15, 2001 the Company's Average Bid Price Per Share for the ten days preceding January 15, 2001 is not at least $5.00, the Company shall issue additional shares of common stock to the seller such that the aggregate value of all shares issued shall be $2,500,000. The value of

ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


                              any contingently issuable shares has not been accounted for in the valuation of the NISSCO acquisition.

3.    PROPERTY AND            Property and equipment, at cost, consists of:
      EQUIPMENT:

                                                                                                                  Depreciation
                                             June 30,                                1999            1998            Period
                                             --------                             ----------       ----------     ------------

                                                Furniture and fixtures            $  319,884       $   78,115        5 years
                                                Transportation equipment             168,584          156,348        5 years
                                                                                  ----------       ----------
                                                                                     488,468          234,463
                                                Less accumulated depreciation        305,490          106,716
                                                                                  ----------       ----------
                                                                                  $  182,978       $  127,747
                                                                                  ==========       ==========


4.    NOTES PAYABLE:          On June 1, 1999 subordinated notes payable were
                              issued. The notes are due April 1, 2002 and pay interest in arrears quarterly on the principal sum, at the rate of 12.75% per annum. Issued along with the notes were warrants entitling the Holder to purchase shares at $4.25 each. Because of the high exercise price the fair value of these warrants is deemed to be immaterial. Therefore no value has been allocated to the warrants.

5.    COMMITMENTS:            The Company leases certain office and warehouse
                              facilities under operating leases expiring in 2000.

                              Minimum annual rental commitments under the leases are summarized as follows:


                                                1999                                                           $23,931
                                                2000                                                            46,499


                              Rent expense charged to earnings was $34,356 and $19,409 for the six-month periods ended June 30, 1999 and June 30, 1998, respectively.

6.    STOCKHOLDERS' EQUITY:   In January 1999, the Company issued 70,000 shares
                              of common stock for an aggregate price of $175,000.

                              In March 1999, the Company issued 100,000 shares of common stock for an aggregate price of $250,000.

                              In April 1999, the Company issued 50,000 shares of common stock for an aggregate price of $125,000.

                              In May 1999, the Company issued 100,000 shares of common stock for an aggregate price of $250,000.

                              In June 1999, the Company issued 50,000 shares of common stock for an aggregate price of $125,000.

INDEPENDENT AUDITOR'S REPORT




To the Board of Directors
Enviro-Clean of America, Inc.


We have audited the accompanying consolidated balance sheet of Enviro-Clean of America, Inc. and Subsidiaries (a development stage company) as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for the period from December 9, 1997 (date of inception) to December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Enviro-Clean of America, Inc. and Subsidiaries as of December 31, 1998 and the results of its operations and its cash flows for the period from December 9, 1997 (date of inception) to December 31, 1998 in conformity with generally accepted accounting principles.




GOLDSTEIN GOLUB KESSLER LLP
New York, New York

/s/ Goldstein Golub Kessler LLP
---------------------------------
Signature

April 9, 1999, except for the last paragraph of
 Note 7, as to which the date is May 12, 1999

                                  ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES

                                                      CONSOLIDATED BALANCE SHEET
================================================================================

DECEMBER 31, 1998

ASSETS

Current Assets:
  Cash                                                                                        $ 109,200
  Notes receivable                                                                               21,320
  Acquisition deposits                                                                          800,000
  Prepaid expenses and other current assets                                                      44,300
                                                                                              ---------
      TOTAL CURRENT ASSETS                                                                      974,820

Property and Equipment - at cost, net of accumulated depreciation of $797                         4,849
Deferred Income Tax Asset, net of valuation allowance of $21,000
                                                                                              ---------
      TOTAL ASSETS                                                                            $ 979,669
                                                                                              =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Notes payable                                                                               $  16,000
  Accounts payable and accrued expenses                                                          57,356
  Subscriptions received in advance for preferred stock                                         175,000
                                                                                              ---------
      TOTAL CURRENT LIABILITIES                                                                 248,356
                                                                                              ---------
Stockholders' Equity:
  Common stock - $.001 par value; authorized 20,000,000 shares, issued and
   outstanding 3,690,000 shares                                                                   3,690
  Additional paid-in capital                                                                    879,325
  Deficit accumulated during the development stage                                             (151,702)
                                                                                              ---------
      STOCKHOLDERS' EQUITY                                                                      731,313
                                                                                              =========
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                              $ 979,669
                                                                                              =========

                                  ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES

                                            CONSOLIDATED STATEMENT OF OPERATIONS
================================================================================

PERIOD FROM DECEMBER 9, 1997 (DATE OF INCEPTION) TO DECEMBER 31, 1998

General and administrative expenses:
  Professional fees                                                                      $   108,047
  Travel and entertainment                                                                    22,758
  Other                                                                                       20,897
                                                                                         -----------
Net loss                                                                                 $  (151,702)
                                                                                         ===========
Basic loss per common share                                                              $      (.05)
                                                                                         ===========
Weighted-average number of common shares outstanding                                       3,204,072
                                                                                         ===========

ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES

                                  CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
================================================================================

                                                                                                         DEFICIT
                                                                                                       ACCUMULATED
                                                                  COMMON STOCK           ADDITIONAL     DURING THE
                                                             NUMBER                        PAID-IN      DEVELOPMENT   STOCKHOLDERS'
                                                            OF SHARES         AMOUNT       CAPITAL        STAGE          EQUITY
                                                            ---------         ------     ----------    ------------   -------------
Period from December 9, 1997 (date of inception) to
     December 31, 1998:
  Issuance of common stock for cash at $.01 per share        3,000,000      $     3,000                               $     3,000
  Issuance of common stock for cash at $.50 per share          179,000              179   $    89,321                      89,500
  Issuance of common stock for cash at $.50 per share          211,000              211       105,289                     105,500
  Issuance of common stock for cash at $2.50 per share         300,000              300       684,715                     685,015
  Net loss                                                                                              $  (151,702)     (151,702)
                                                             ---------      -----------   -----------   -----------   -----------
  Balance at December 31, 1998                               3,690,000      $     3,690   $   879,325   $  (151,702)  $   731,313
                                                             =========      ===========   ===========   ===========   ===========

ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES

                                            CONSOLIDATED STATEMENT OF CASH FLOWS
================================================================================

PERIOD FROM DECEMBER 9, 1997 (DATE OF INCEPTION) TO DECEMBER 31, 1998

Cash flows from operating activities:
  Net loss                                                                        $  (151,702)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization                                                       1,547
    Changes in operating assets and liabilities:
      Increase in prepaid expenses and other current assets                           (44,300)
      Increase in accounts payable and accrued expenses                                57,356
                                                                                  -----------
        NET CASH USED IN OPERATING ACTIVITIES                                        (137,099)
                                                                                  -----------
Cash flows from investing activities:
  Acquisition deposits                                                               (800,000)
  Purchase of property and equipment                                                   (5,646)
  Increase in notes receivable                                                        (21,320)
  Organization costs                                                                     (750)
                                                                                  -----------
        CASH USED IN INVESTING ACTIVITIES                                            (827,716)
                                                                                  -----------
Cash flows from financing activities:
  Net proceeds from issuance of common stock                                          883,015
  Proceeds from subscriptions received in advance for preferred stock                 175,000
  Increase in notes payable                                                            16,000
                                                                                  -----------
          CASH PROVIDED BY FINANCING ACTIVITIES                                     1,074,015
                                                                                  -----------
Net increase in cash and cash and at end of period                                $   109,200
                                                                                  ===========

ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

1. PRINCIPAL                  The accompanying consolidated financial statements
   BUSINESS                   include the accounts of Enviro-Clean of America,
   ACTIVITY AND               Inc. and its Subsidiaries (collectively the
   SUMMARY OF                 "Company"). All significant intercompany balances
   SIGNIFICANT                and transactions have been eliminated in
   ACCOUNTING                 consolidation.
   POLICIES:

                              The principal business activity of the Company is the consolidation of companies in the sanitary supply and chemical industry.

                              The Company considers all highly liquid
                              instruments purchased with a maturity of three months or less to be cash equivalents.

                              Property and equipment are recorded at cost.
                              Depreciation is provided for by the straight-line method over the estimated useful lives of the property and equipment.

                              The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates by management. Actual results could differ from these estimates.

                              The estimated fair values of the notes receivable and notes payable approximate their carrying amounts due to the short-term nature of the instruments.

                              Earnings per share ("EPS") is computed by dividing net income or loss by the weighted-average number of common shares outstanding for the year. Diluted EPS is not presented because the Company had no dilutive securities outstanding at December 31, 1998.

                              Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

2. ACQUISITION                Acquisition deposits consist of cash paid in
   DEPOSITS:                  advance of closing for companies acquired in
                              January 1999. Such amounts were good faith advance payments on the acquisitions.

                              Kandel & Son, Inc.                     $ 300,000
                              NISSCO/Sunline, Inc.                     500,000
                                                                     ---------
                                                                     $ 800,000
                                                                     =========

3. PROPERTY AND               Property and equipment, at cost, consists of:
   EQUIPMENT

                                                                                   Depreciation
                                                                                      Period
                                                                                   ------------
                              Furniture and fixtures                $2,158            5 years
                              Computer hardware                      3,488            3 years
                                                                   -------
                                                                     5,646
                              Less accumulated depreciation            797
                                                                   -------
                                                                   $ 4,849
                                                                   =======

ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

4. INCOME TAXES:              The difference between the income tax provision
                              (benefit) computed at the federal statutory rate and the actual tax provision (benefit) is accounted for as follows:

                              Taxes (benefit) computed at the federal statutory rate            $ (51,000)
                              Taxes computed at a rate below the federal statutory rate            30,000
                              Valuation allowance                                                  21,000
                                                                                                ---------
                                                                                                $  - 0 -
                                                                                                =========

                              The tax effects of loss carryforwards and the valuation allowance that give rise to the deferred income tax asset at December 31, 1998 are as follows:

                              Net operating losses                                              $  21,000
                              Less valuation allowance                                            (21,000)
                                                                                                ---------
                                      DEFERRED INCOME TAX ASSET                                 $  - 0 -
                                                                                                =========


                              As of December 31, 1998, the Company had net operating loss carryforwards available to offset future taxable income of approximately $152,000 which expire through 2013. Between December 1997 and December 1998, the Company completed offerings of securities. Under Section 382 of the Internal Revenue Code, these activities effect an ownership change and thus may severely limit, on an annual basis, the Company's ability to utilize its net operating loss carryforwards. The Company uses the lowest marginal U.S. corporate tax of 15% to determine deferred tax amounts and the related valuation allowance because the Company had no taxable earnings through December 31, 1998.

5. STOCKHOLDERS'              In December 1997, the Company received net
   EQUITY:                    proceeds of $3,000 from the issuance of 3,000,000
                              shares of stock to the Company's founders.

                              In December 1997, the Company received net proceeds of $89,500 from the issuance of 179,000 shares of common stock in connection with a private placement. Between January and October 1998, the Company received net proceeds of $790,515 from the issuance 511,000 shares of common stock in connection with private placements.

                              In December 1998, the Company received a subscription to preferred stock in advance in the amount of $175,000.

6. RELATED PARTY              During the period from December 7, 1997 to
   TRANSACTIONS:              December 31, 1998, shareholders advanced various
                              amounts to the Company for the payment of expenses. All such amounts were noninterest-bearing and were repaid during the period.

ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

7. SUBSEQUENT                 In 1999, the Company authorized up to 500,000
   EVENTS:                    shares of Series A convertible redeemable
                              preferred stock with a par value of $.001 and a stated value of $5 per share. The Series A preferred stock pays cumulative cash dividends of 4% per year. The dividend is payable quarterly in arrears, on the last day of each calendar quarter.
                              The first dividend payment date is June 30, 1999.
                              Upon any liquidation, dissolution, or winding up of the Company, the holders of Series A preferred stock shall be entitled to receive $5 per share of preferred stock plus any unpaid dividends, prior to any payments or distributions to holders of any junior securities, as defined. Each share of preferred stock is convertible into shares of common stock at the conversion price of initially
                              $2.50 per share at the option of the holder. On the fifth anniversary of the issue date, for each share of preferred stock not previously converted, such share will automatically be convertible into shares of common stock at the then applicable
                              Conversion Price. The Company will, at any time after January 15, 2001, have the right to redeem any or all shares of Series A preferred stock for $5 per share plus any unpaid dividends.

                              In 1999, the Company authorized and issued 70,000 shares of Series E convertible redeemable preferred stock with a par value of $.001 and stated value of $2.50 per share. The Series E preferred stock pays cumulative cash dividends of 3% per year. The dividend is payable quarterly in arrears, on the last day of each calendar quarter. The first dividend payment date is June 30, 1999. Upon liquidation, dissolution, or winding up of the Company, the holders of Series E preferred stock shall be entitled to receive $2.50 per share of preferred stock plus any unpaid dividends, prior to any payments or distributions to holders of any junior securities, as defined. Each share of preferred stock is convertible into shares of common stock at the conversion price of initially $2.50 per share at the option of the holder. On the fifth anniversary of the issue date, for each share of preferred stock not previously converted, such share will automatically be convertible into shares of common stock at the then applicable Conversion Price. The Company will, at any time after two years from the issue date, have the right to redeem any or all shares of Series E preferred stock for $3.50 per share plus any unpaid dividends.

                              On January 1, 1999, the Company entered into an agreement to purchase all of the stock of Kandel & Son, Inc. ("Kandel"), a New York-based sanitary supply distribution company. Richard Kandel, the sole stockholder and chief executive officer ("CEO") of Kandel, is the majority stockholder and CEO of the Company. The Company paid $1,350,000 in cash and exchanged 500,000 shares of Series A preferred stock for all of the outstanding common stock of Kandel. The $1,350,000 cash was distributed as follows: $684,404 went directly to Mr. Kandel, and $665,596 paid obligations of Kandel as follows: $99,914 bank line of credit, $382,353 stockholder loan owed to Mr. Kandel, and $183,329 of miscellaneous accruals. This acquisition has been accounted for at historical cost in a manner similar to a pooling of interests because Mr. Kandel is the majority stockholder of the Company. As such, the excess of cost over book value of net assets acquired of approximately $3,377,000 will be deemed a distribution to Mr. Kandel.

                              On January 1, 1999, the Company entered into an agreement to purchase all of the stock of NISSCO/Sunline, Inc., a Florida-based company engaged in group marketing of sanitary/janitorial supplies. The aggregate purchase price for this acquisition is $3,000,000, consisting of $500,000 in cash and 1,000,000 shares of

ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

                              the Company's common stock. The common stock will be issued to the seller in installments, as defined in the agreement. This acquisition will be accounted for as a purchase.

                              In January 1999, the Company issued 70,000 shares of common stock for an aggregate price of $175,000.

                              In March 1999, the Company issued 100,000 shares of common stock for an aggregate price of $250,000.

                              In April 1999, the Company issued 50,000 shares of common stock for an aggregate purchase price of $125,000.

                              In May 1999, the Company issued 100,000 shares of common stock for an aggregate purchase price of $250,000.

                              In June 1999, the Company issued 50,000 shares of common stock for an aggregate purchase price of $125,000.

INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders
Kandel & Son, Inc.


We have audited the accompanying balance sheet of Kandel & Son, Inc. (a New York corporation) as of December 31, 1998, and the related statements of income, retained earnings, and cash flows for the four-month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kandel & Son, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the four-month period then ended in conformity with generally accepted accounting principles.




KIRSCHNER & PASTERNACK, LLP
Great Neck, New York

/s/ Kirschner & Pasternack, LLP
-------------------------------
Signature

April 12, 1999

KANDEL & SON, INC.

                                                                   BALANCE SHEET
================================================================================

DECEMBER 31, 1998

ASSETS

Current assets:
  Cash and cash equivalents                              $  50,787
  Accounts receivable                                      200,058
  Merchandise inventories                                  150,113
  Prepaid expenses and other                                15,337
                                                         ---------
      TOTAL CURRENT ASSETS                                 416,295
                                                         ---------
Property, Plant and Equipment - at cost                    272,536
Less Accumulated Depreciation                              130,241
                                                         ---------
                                                           142,295
                                                         ---------
Other Assets                                                 5,775
                                                         ---------
      TOTAL ASSETS                                       $ 564,365
                                                         =========

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current Liabilities:
  Accounts payable and accrued expenses                  $  57,241
  Loans payable                                            117,241
  Current maturities of long-term debt                      68,770
                                                         ---------
      TOTAL CURRENT LIABILITIES                            243,252
                                                         ---------
Long-term Liabilities:
  Long-term debt, less current maturities                  313,584
  Deposit on contract                                      200,000
                                                         ---------
      TOTAL LONG-TERM LIABILITIES                          513,584
                                                         ---------

Stockholders' Deficiency:
  Common stock                                               3,000
  Retained earnings                                        180,193
  Cost of treasury stock                                  (375,664)
                                                         ---------
      STOCKHOLDERS' DEFICIENCY                            (192,471)
                                                         ---------
      TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY     $ 564,365
                                                         =========

KANDEL & SON, INC.

                                     STATEMENT OF EARNINGS AND RETAINED EARNINGS
================================================================================


FOUR-MONTH PERIOD ENDED DECEMBER 31, 1998

Net sales                                                               $590,856
Cost of sales                                                            280,133
                                                                        --------
Gross profit                                                             310,723
Operating expenses                                                       229,734
                                                                        --------
Earnings before income taxes                                              80,989
Income taxes                                                              28,190
                                                                        --------
Net earnings                                                              52,799
Retained earnings at beginning of period                                 127,394
                                                                        --------
Retained earnings at end of period                                      $180,193
                                                                        ========

KANDEL & SON, INC.

                                                         STATEMENT OF CASH FLOWS
================================================================================

FOUR-MONTH PERIOD ENDED DECEMBER 31, 1998

Cash flows from operating activities:
  Net income                                                                                       $  52,799
                                                                                                   ---------
  Adjustments to reconcile net income to net cash used in operating activities:
    Depreciation and amortization                                                                     13,320
    Changes in operating assets and liabilities:
        Increase in accounts receivable                                                               (3,429)
        Increase in merchandise inventories                                                          (14,170)
        Decrease in prepaid expenses                                                                   6,663
        Decrease in accounts payable and accrued expenses                                            (68,726)
                                                                                                   ---------
      TOTAL ADJUSTMENTS                                                                              (66,342)
                                                                                                   ---------
      NET CASH USED IN OPERATING ACTIVITIES                                                          (13,543)
                                                                                                   ---------
Cash flows used in investing activity - purchase of fixed assets                                     (28,657)
                                                                                                   ---------
Cash flows from financing activities:
  Proceeds from deposit on contract                                                                  200,000
  Proceeds from financing of equipment                                                                21,987
  Principal payments on debt                                                                        (135,660)
                                                                                                   ---------
      NET CASH PROVIDED BY FINANCING ACTIVITIES                                                       86,327
                                                                                                   ---------
Net increase in cash and equivalents                                                                  44,127
Cash and equivalents at beginning of period                                                            6,660
                                                                                                   ---------
Cash and equivalents at end of period                                                              $  50,787
                                                                                                   =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

  Cash paid during the period for:
    Interest                                                                                       $  20,220
                                                                                                   =========
    Income taxes                                                                                   $   6,255
                                                                                                   =========

KANDEL & SON, INC.

                                                   NOTES TO FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1998
================================================================================

1.   BUSINESS AND             Kandel & Son, Inc. (the "Company") is primarily
     SUMMARY OF               engaged in the wholesale distribution :of sanitary
     ACCOUNTING               maintenance supplies and paper products. The
     POLICIES                 Company's products are sold to various entities
                              located in the New York metropolitan area.

                              Assets and liabilities and revenue and expenses are recognized on the accrual basis of accounting.

                              Merchandise inventories, consisting of finished goods, are valued at the lower of cost or market. Cost is determined using the first-in, first-out method.

                              Depreciation of property, plant and equipment is provided for by the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the economic life of the improvement or the lease term. Deferred taxes, if any, are not material.

                              Property, plant and equipment is comprised of the following, at cost:

                              Furniture and equipment                $   69,998
                              Leasehold improvements                     24,628
                              Transportation and delivery equipment     178,210

                                                                        272,536
                              Less accumulated depreciation            (130,241)
                                                                     ----------
                                                                     $  142,295
                                                                     ==========

                              Expenses charged to earnings were $13,320.

                              Accounts receivable are reported net of an allowance for doubtful accounts of $14,022.

                              Income taxes have been accrued based upon the net earnings for the period. There is no longer any loss carryforward to offset against earnings.

                              In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company estimates an allowance for doubtful accounts based on the creditworthiness of its customers, as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimate.

2. LOANS PAYABLE:             The Company has a $100,000 line of credit facility
                              with Citibank, N.A. The outstanding balance is $98,918 payable in minimum monthly installments of interest only at prime, currently at 8.5% per annum.

KANDEL & SON, INC.

                                                   NOTES TO FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1998
================================================================================

                              In October 1998, the Company purchased
                              transportation equipment financed through Ford Motor Credit. The total financed was $21,763 payable in 12 monthly installments of $1,832 including interest at 1.9% per annum.

                              Long-term debt consists of the following at December 31, 1998:

                              Stockholder loan payable in monthly installments of
                               $8,985 including interest at approximately 8%                  $382,354

                              Less current maturities                                          (68,770)
                                                                                              --------
                                                                                              $313,584
                                                                                              ========

                              Total interest charged against earnings was
                              $20,223

                              A stockholder loan of $382,354 is to be repaid and replaced with other long-term financing during the first and second quarters of 1999.

3. COMMITMENTS                The Company leases certain office and warehouse
   AND                        facilities in Hicksville, NY under a lease
   CONTINGENCIES:             expiring December 31, 2000. Minimum rental
                              commitments under the lease are $76,861.

                              Rent expense charged to earnings was $12,661.

4. RETIREMENT                 The Company has both defined benefit and defined
   PLANS:                     contribution plans. All non-union employees are
                              eligible for participation following completion of 6 months of service and attainment of age 20-1/2.
                              Participants begin to vest after two years of service and are fully vested after six years.

                              Effective September 1, 1998, the Company terminated the defined benefit plan and consolidated the assets with those of the defined contribution plan. Both plans are in compliance with Internal Revenue Code and regulations and are properly funded.

5. SUBSEQUENT                 In January 1999, all of the stock of the Company
   EVENTS:                    was sold to Enviro-Clean of America, Inc.
                              ("Enviro-Clean"). As payment, the stockholder received cash plus convertible preferred securities in Enviro-Clean. A deposit on contract in the amount of $200,000 has been received from Enviro-Clean and is reflected as a long-term liability because it is not expected to be repaid within the next fiscal year.

6. COMMON STOCK:              Common stock consists of the following:

                              Shares authorized                           20,000
                              Issued and outstanding                       5,000
                              Stated value                               $ 3,000

INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders
Kandel & Son, Inc.


We have audited the accompanying balance sheet of Kandel & Son, Inc. (A New York corporation) as of August 31, 1998, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kandel & Son, Inc. as of August 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



KIRSCHNER & PASTERNACK, LLP
Great Neck, New York


/s/ Kirschner & Pasternack, LLP
-------------------------------
Signature

April 12, 1999

KANDEL & SON, INC.

                                                                   BALANCE SHEET
================================================================================

AUGUST 31, 1998

ASSETS

Current Assets:
  Cash and cash equivalents                                                        $   6,660
  Accounts receivable                                                                196,629
  Merchandise inventory                                                              135,943
  Prepaid expenses and other                                                          22,000
                                                                                   ---------
      TOTAL CURRENT ASSETS                                                           361,232
                                                                                   ---------
Property, Plant and Equipment - at cost                                              243,879
Less: accumulated depreciation                                                      (116,921)
                                                                                   ---------
                                                                                     126,958
                                                                                   ---------
Other Assets                                                                           5,775
                                                                                   ---------
      TOTAL ASSETS                                                                 $ 493,965
                                                                                   =========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses                                            $ 125,967
  Loans payable                                                                       98,918
  Current maturities of long-term debt                                               112,419
                                                                                   ---------
      TOTAL CURRENT LIABILITIES                                                      337,304
                                                                                   ---------
Long-term liabilities - long-term debt, less current maturities                      401,931
                                                                                   ---------
Stockholders' Equity:
  Common stock                                                                         3,000
  Retained earnings                                                                  127,394
  Cost of Treasury Stock                                                            (375,664)
                                                                                   ---------
                                                                                    (245,270)
                                                                                   ---------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                   $ 493,965
                                                                                   =========

KANDEL & SON, INC.

                                    STATEMENTS OF EARNINGS AND RETAINED EARNINGS
================================================================================

FOR YEAR ENDED AUGUST 31, 1998

Net sales                                         $1,785,205
Cost of sales                                        952,462
                                                  ----------
Gross profit                                         832,743
Operating expenses                                   761,278
                                                  ----------
Earnings before taxes                                 71,465
Income taxes                                           4,577
                                                  ----------
Net earnings                                          66,888
Retained earnings, September 1                        60,506
                                                  ----------
Retained earnings, August 31                      $  127,394
                                                  ==========

KANDEL & SON, INC.

                                                         STATEMENT OF CASH FLOWS
================================================================================

FOR YEAR ENDED AUGUST 31, 1998

Cash flows from operating activities:
  Net income                                                                               $  66,888
                                                                                           ---------
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                                              3,520
    (Increase) decrease in accounts receivable                                                40,302
    (Increase) decrease in prepaid expenses                                                     (940)
    (Increase) decrease in inventories                                                        (2,743)
    Increase (decrease) in accounts payable                                                   21,797
                                                                                           ---------
      TOTAL ADJUSTMENTS                                                                       61,936
                                                                                           ---------
      NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES                                       128,824
                                                                                           ---------
Cash flows from investing activities - purchase of fixed assets                              (15,062)
                                                                                           ---------
Cash flows from financing activities - principal payments on debt                           (110,333)
                                                                                           ---------
Net increase (decrease) in cash and equivalents                                                3,429
Cash and equivalents, September 1, 1997                                                        3,231
                                                                                           ---------
Cash and equivalents, August 31, 1998                                                      $   6,660
                                                                                           =========

SUPPLEMENTARY DATA:

  Cash paid during the year:
    Interest expense                                                                       $  64,802
                                                                                           =========
    Income taxes                                                                           $   1,023
                                                                                           =========

KANDEL & SON, INC.

                                                   NOTES TO FINANCIAL STATEMENTS
                                                                 AUGUST 31, 1998
================================================================================

1. BUSINESS AND               Kandel & Son, Inc. (the "Company") is primarily
   SUMMARY OF                 engaged in the wholesale distribution of sanitary
   ACCOUNTING                 maintenance supplies and paper products. The
   POLICIES:                  Company's products are sold to various entities
                              located in the New York metropolitan area.

                              Assets and liabilities and revenue and expenses are recognized on the accrual basis of accounting.

                              Merchandise inventories, consisting of finished goods, are valued at the lower of cost or market. Cost is determined using the first-in, first-out method.

                              Depreciation of property, plant and equipment is provided for by the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the economic life of the improvement or the lease term. Deferred taxes, if any, are not material.

                              Property, plant and equipment is comprised of the following, at cost:

                              Furniture and equipment                 $ 63,203
                              Leasehold improvements                    24,328
                              Transportation and delivery equipment    156,348
                                                                      --------

                                                                       243,879
                              Less accumulated depreciation           (116,921)
                                                                      --------
                                                                      $126,958
                                                                      ========

                              Expenses charged to earnings were $35,808.

2. LOANS PAYABLE:             The Company has a $100,000 line of credit facility
                              with Citibank, N.A. The outstanding balance is $98,918 payable in minimum monthly installments of interest only at prime, currently at 8.5% per annum.

                              Long-term debt consists of the following at August 31, 1998:

                              Stockholder loan payable in monthly installments
                              of $8,985 including interest at approximately 8%.          $  482,062

                              Various transportation and delivery equipment
                              loans payable in monthly installments of $3,655
                              through December 1998 including interest at
                              varying rates.                                                 32,288
                                                                                         ----------
                                                                                            514,350
                              Less current maturities                                      (112,419)
                                                                                         ----------
                                                                                         $  401,931
                                                                                         ==========

                              Total interest charged against earnings was $65,042.

KANDEL & SON, INC.

                                                   NOTES TO FINANCIAL STATEMENTS
                                                                 AUGUST 31, 1998
================================================================================

3. COMMITMENTS                The Company leases certain office and warehouse
   AND                        facilities in Hicksville, NY under a lease
   CONTINGENCIES:             expiring December 31, 2000. Minimum rental
                              commitments under the lease are $89,115.

                              Rent expense charged to earnings was $36,918.

4. RETIREMENT                 The Company has both defined benefit and defined
   PLANS:                     contribution plans. All non-union employees are
                              eligible for participation following completion of 6 months of service and attainment of age 20-1/2.
                              Participants begin to vest after two years of service and are fully vested after six years. The contributions made during the year were $19,401.

                              Effective September 1, 1998, the Company terminated the defined benefit plan and consolidated the assets with those of the defined contribution plan. Both plans are in compliance with Internal Revenue Code regulations and are properly funded.

5. SUBSEQUENT                 In January 1999, all of the stock of the Company
   EVENTS:                    was sold to Enviro-Clean of America, Inc.
                              ("Enviro-Clean"). As payment, the sole stockholder received cash plus convertible preferred securities in Enviro-Clean. A deposit on contract in the amount of $200,000 has been received from Enviro-Clean and is reflected as a long-term liability as it is not expected to be repaid within the next fiscal year.

6. COMMON STOCK:              Common stock consists of the following:

                              Shares authorized                       20,000
                              Issued and outstanding                   5,000
                              Stated value                           $ 3,000

INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders
Kandel & Son, Inc.


We have audited the accompanying balance sheet of Kandel & Son, Inc. (a New York corporation) as of August 31, 1997, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kandel & Son, Inc. as of August 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



KIRSCHNER & PASTERNACK, LLP
Great Neck, NY

/s/ KIRSCHNER & PASTERNACK, LLP
-------------------------------
Signature

April 12, 1999

KANDEL & SON, INC.

                                                                   BALANCE SHEET
================================================================================

AUGUST 31, 1997

ASSETS

Current Assets:
  Cash and cash equivalents                                                        $   3,231
  Accounts receivable                                                                204,643
  Merchandise inventory                                                              133,200
  Prepaid expenses and other                                                          21,060
                                                                                   ---------
      TOTAL CURRENT ASSETS                                                           362,134
                                                                                   ---------
Property, Plant and Equipment - at cost                                              228,817
Less: accumulated depreciation                                                       (77,789)
                                                                                   ---------
                                                                                     151,028
                                                                                   ---------
Other Assets                                                                           5,775
                                                                                   ---------
      TOTAL ASSETS                                                                 $ 518,937
                                                                                   =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses                                            $ 104,171
  Loans payable                                                                       98,918
  Current maturities of long-term debt                                               113,657
                                                                                   ---------
      TOTAL CURRENT LIABILITIES                                                      316,746
                                                                                   ---------
Long-term Liabilities - long-term debt, less current maturities                      514,350
                                                                                   ---------
Stockholders' Equity:
  Common stock                                                                         3,000
  Retained earnings                                                                   60,505
  Cost of Treasury Stock                                                            (375,664)
                                                                                   ---------
                                                                                    (312,159)
                                                                                   ---------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                   $ 518,937
                                                                                   =========

KANDEL & SON, INC.

                                     STATEMENT OF EARNINGS AND RETAINED EARNINGS
================================================================================

FOR YEAR ENDED AUGUST 31, 1997

Net sales                                          $1,803,946
Cost of sales                                         878,795
                                                   ----------
Gross profit                                          925,151
Operating expenses                                    890,787
                                                   ----------
Earnings before taxes                                  34,364
Income taxes                                            3,072
                                                   ----------
Net earnings                                           31,292
Retained earnings - September 1                        29,213
                                                   ----------
Retained earnings - August 31                      $   60,505
                                                   ==========

KANDEL & SON, INC.

                                                         STATEMENT OF CASH FLOWS
================================================================================

FOR YEAR ENDED AUGUST 31, 1997

Cash flows from operating activities:
  Net income                                                                               $ 31,293
                                                                                           --------
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                                            26,067
    (Increase) decrease in accounts receivable                                               (7,469)
    (Increase) decrease in prepaid expenses                                                  11,093
    (Increase) decrease in inventories                                                        7,900
    (Increase) decrease in accounts payable                                                 (27,931)
                                                                                           --------
      TOTAL ADJUSTMENTS                                                                       9,660
                                                                                           --------
      NET CASH PROVIDED OPERATING ACTIVITIES                                                 40,953
                                                                                           --------
Cash flows from investing activities - purchase of fixed assets                             (96,909)
                                                                                           --------
Cash flows from financing activities:
  Net borrowings on line of credit                                                           98,918
  Principal payments on debt                                                                (43,930)
                                                                                           --------
      NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                                       54,988
                                                                                           --------
Net increase (decrease) in cash and equivalents                                                (968)

Cash and equivalents, September 1, 1996                                                       4,199
                                                                                           --------
Cash and equivalents, August 31, 1997                                                      $  3,231
                                                                                           ========

SUPPLEMENTAL DATA:
  Cash paid during the year:
    Interest expense                                                                       $ 64,340
                                                                                           ========
    Income taxes                                                                           $    980
                                                                                           ========

KANDEL & SON, INC.

                                                   NOTES TO FINANCIAL STATEMENTS
                                                                 AUGUST 31, 1997
================================================================================

1. BUSINESS AND               Kandel & Son, Inc. (the "Company") is primarily
   SUMMARY OF                 engaged in the wholesale distribution of sanitary
   ACCOUNTING                 maintenance supplies and paper products. The
   POLICIES:                  Company's products are sold to various entities
                              located in the New York metropolitan area.

                              Assets and liabilities and revenue and expenses are recognized on the accrual basis of accounting.

                              Merchandise inventories, consisting of finished goods, are valued at the lower of cost or market. Cost is determined using the first-in, first-out method.

                              Depreciation of property, plant and equipment is provided for by the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the economic life of the improvement or the lease term. Deferred taxes, if any, are not material.

                              Property, plant and equipment is comprised of the following, at cost:

                              Furniture and equipment                 $ 48,141
                              Leasehold improvements                    24,328
                              Transportation and delivery equipment    156,348
                                                                      --------

                                                                       228,817
                              Less accumulated depreciation             77,789
                                                                      --------
                                                                      $151,028
                                                                      ========

                              Expenses charged to earnings were $26,067.

2. LOANS PAYABLE:             The Company has a $100,000 line of credit facility
                              with Citibank, N.A. The outstanding balance is $98,918 payable in minimum monthly installments of interest only at prime, currently at 8.5% per annum.

                              Long-term debt consists of the following at August 31, 1997:

                              Stockholder loan payable in monthly installments
                              of $8,985 including interest at approximately 8%.          $  558,944

                              Various transportation and delivery equipment
                              loans payable in monthly installments of $3,655
                              through December 1998 including interest at
                              varying rates.                                                 64,063
                                                                                         ----------
                                                                                            628,607
                              Less current maturities                                      (112,419)
                                                                                         ----------
                                                                                         $  514,350
                                                                                         ==========

                              Total interest charged against earnings was $65,298.



                                    F-40A

KANDEL & SON, INC.

                                                   NOTES TO FINANCIAL STATEMENTS
                                                                 AUGUST 31, 1998
================================================================================

3. COMMITMENTS                The Company leases certain office and warehouse
   AND                        facilities in Hicksville, NY under a lease
   CONTINGENCIES:             expiring December 31, 2000. Minimum rental
                              commitments under the lease are $125,519.

                              Rent expense charged to earnings was $36,505.

4. RETIREMENT                 The Company has both defined benefit and defined
   PLANS:                     contribution plans. All non-union employees are
                              eligible for participation following completion of 6 months of service and attainment of age 20-1/2.
                              Participants begin to vest after two years of service and are fully vested after six years. The contributions made during the year were $44,895.

                              Effective September 1, 1998, the Company terminated the defined benefit plan and consolidated the assets with those of the defined contribution plan. Both plans are in compliance with Internal Revenue Code regulations and are properly funded.

5. COMMON STOCK:              Common stock consists of the following:

                              Shares authorized                       20,000
                              Issued and outstanding                   5,000
                              Stated value                           $ 3,000



                                    F-40B

INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders
Nissco, Inc. & Subsidiaries
14848 Old U.S. 41
#1 Sunburst Center
Naples, FL 34110


We have audited the accompanying balance sheet of Nissco, Inc & Subsidiaries (a Florida corporation) as of December 31, 1998, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statements were prepared to present the net assets and continuing operations of Nissco, Inc. & Subsidiaries sold to Enviro-Clean of America, Inc. pursuant to the purchase agreement described in Note D. It is not intended to be complete presentations of Nissco, Inc & Subsidiaries' assets and liabilities or operations.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nissco, Inc & Subsidiaries as of December 31, 1998 and the results of their operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



KIRSCHNER & PASTERNACK LLP

Great Neck, NY


/s/ Kirschner & Pasternack LLP
------------------------------
Signature

April 12, 1999

NISSCO, INC. & SUBSIDIARIES

                                                                   BALANCE SHEET
================================================================================

DECEMBER 31, 1998

ASSETS

Current Assets:
  Cash and cash equivalents                                         $ 17,259
  Accounts receivable                                                507,331
  Prepaid expenses                                                     2,001
                                                                    --------
      TOTAL CURRENT ASSETS                                           526,591

Fixed Assets                                                          57,487
                                                                    --------
      TOTAL ASSETS                                                  $584,078
                                                                    ========

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:
  Accounts payable and accruals                                     $321,670
  Due to stockholder                                                 141,621
  Taxes payable                                                       98,000
                                                                    --------
      TOTAL LIABILITIES                                              561,291
                                                                    --------
Stockholder's Equity:
  Common stock - $1 par value, issued 110 shares                       1,100
  Retained earnings                                                   21,687
                                                                    --------
      TOTAL STOCKHOLDER'S EQUITY                                      22,787
                                                                    --------
      TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                    $584,078
                                                                    ========

NISSCO, INC. & SUBSIDIARIES

                                       STATEMENT OF CHANGES IN RETAINED EARNINGS
================================================================================

YEAR ENDED DECEMBER 31, 1998

Retained earnings at January 1, 1998                      $  10,320
Net earnings for year                                       347,988
Dividends paid or accrued                                  (336,621)
                                                          ---------
Retained earnings at December 31, 1998                    $  21,687
                                                          =========

NISSCO, INC. & SUBSIDIARIES

                                                             CASH FLOW STATEMENT
================================================================================

FOR YEAR ENDED DECEMBER 31, 1998

Cash flows from operating activities:
  Net income                                                                                        $ 347,988
                                                                                                    ---------
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                                                   $   7,727
    Increase in accounts receivable                                                                    (3,199)
    Increase in prepaid expenses                                                                         (841)
    Decrease in shareholder loan receivable                                                           159,070
    Decrease in accounts payable                                                                     (322,164)
    Increase in dividends due stockholder & other accruals                                            141,621
    Decrease in income taxes payable                                                                   12,374
                                                                                                    ---------
      TOTAL ADJUSTMENTS                                                                                (5,412)
                                                                                                    ---------
      NET CASH PROVIDED BY OPERATING ACTIVITIES                                                       342,576
                                                                                                    ---------
Cash flows from investing activity - cash payments for the purchase of equipment                      (33,659)
                                                                                                    ---------
Cash flows from financing activity - dividends paid or accrued                                       (336,621)
                                                                                                    ---------
Net decrease in cash and equivalents                                                                  (27,704)
Cash and cash equivalents, January 1                                                                   44,963
                                                                                                    ---------
Cash and cash equivalents, December 31                                                              $  17,259
                                                                                                    ---------

SUPPLEMENTAL INFORMATION:

  Cash paid for taxes                                                                               $  35,962
                                                                                                    ---------
  Cash paid for interest                                                                            $   7,953
                                                                                                    ---------

NISSCO, INC. & SUBSIDIARIES

                                                   NOTES TO FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1998
================================================================================

1. BUSINESS                   Nissco Inc. & Subsidiaries (collectively the
   AND SUMMARY                "Company") is primarily engaged in providing
   OF ACCOUNTING              buying services and group discounts to wholesale
   POLICIES:                  distributors of sanitary maintenance supplies,
                              paper goods and related products. The Company's services are provided to various entities located in the eastern United States.

                              Assets and liabilities and revenue and expenses are recognized on the accrual basis of accounting.

                              Service income is based primarily on percentages applied to member-customer's purchases from suppliers. Income is recognized when substantially all events relative to the underlying purchase have been completed. Collections are normally received in 30 to 180 days. An estimated allowance is provided for uncollectible accounts.

                              Depreciation of property, plant and equipment is provided by the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the economic life of the improvement or the lease term. Deferred taxes, if any are not material. Assets are comprised of the following:

                              Furniture, fixtures and equipment      $  208,507
                              Improvements                                5,690
                              Less accumulated depreciation            (156,710)
                                                                     ----------
                                   NET FIXED ASSETS                  $   57,487
                                                                     ==========

                              Receivables are reported net of an allowance for doubtful accounts of $26,692.

                              Income taxes are provided for the tax effects of transactions currently reported in the financial statements. Differences between financial and income tax earnings due not give rise to material deferrals.

                              In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company estimates an allowance for doubtful accounts based on the creditworthiness of their customers, as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimate.

2. COMMITMENTS &              The Company leases certain office and warehouse
   CONTINGENCIES:             facilities in Naples, Florida, under a lease
                              expiring September 30, 2000.

NISSCO, INC. & SUBSIDIARIES

                                                   NOTES TO FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1998
================================================================================

                              Year ending December 31,
                                      1999                           $ 10,000
                                      2000                              7,500
                                                                     --------
                                                                     $ 17,500
                                                                     ========

                              Rent expense charged to earnings was $28,488.

3. RETIREMENT                 The Company adopted a Savings Incentive Match Plan
   PLANS:                     ("SIMPLE" IRA) for all eligible employees
                              effective February 4, 1998. The employer matches employee salary deferrals up to a maximum of three per cent of compensation.

4. SUBSEQUENT                 Effective January 15, 1998 the sole stockholder
   EVENTS:                    sold all of his shares to Enviro- Clean of
                              America, Inc. ("EVCL"). The purchase price is
                              $500,000 plus 250 thousand shares of EVCL per year each January for four years commencing in 1999.
                              The first two years stock is restricted by contract for two years from the date of issuance.
                              The last two years stock is restricted by contract for one year from the date of issuance.
                              Additionally, there are consulting and or employment contracts with the shareholder that run for the term of the agreement. A deposit of $484,000 was paid to the shareholder in October
                              1998.

                              The nonacquired assets and nonassumed liabilities were removed from the Companies' reports in 1997 and 1998. The excess net asset value of 1997 over 1998 is reflected as a shareholder receivable at December 31, 1997. This amount was settled and reduced to $-0 - in 1998.

5. CONSOLIDATED               From 1996 through 1999, changes of corporate
   STATEMENTS:                entities have taken place. However, the companies
                              have effectively operated as one during that period of time through common ownership and management. Sunline Partners, Inc was merged into Nissco Inc. December 31, 1996. Nissco/Sunline Inc.
                              was incorporated in September 1998 and became the parent company of Nissco Inc. Nissco Inc. (New) continues as an unrelated company owned by the former shareholder. Nissco/Sunline, Inc. is the entity acquired by EVCL (Note D).

INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders
Nissco, Inc. & Subsidiaries
14848 Old U.S. 41
#1 Sunburst Center
Naples, FL 34110


We have audited the accompanying balance sheet of Nissco, Inc. & Subsidiaries (a Florida corporation) as of December 31, 1997, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statements were prepared to present the net assets and continuing operations of Nissco, Inc. & Subsidiaries sold to Enviro-Clean of America, Inc. pursuant to the purchase agreement described in Note D. It is not intended to be complete presentations of Nissco, Inc & Subsidiaries assets and liabilities or operations.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nissco, Inc. & Subsidiaries as of December 31, 1997 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.




KIRSCHNER & PASTERNACK LLP

Great Neck, NY


/s/ Kirschner & Pasternack LLP
------------------------------
Signature

April 12, 1999

NISSCO INC. & SUBSIDIARIES

                                                                   BALANCE SHEET
================================================================================

DECEMBER 31, 1997

ASSETS

Current Assets:
  Cash and cash equivalents                                            $ 44,963
  Accounts receivable                                                   504,132
  Prepaid expenses                                                        1,160
  Advances to stockholders                                              159,070
                                                                       --------
      TOTAL CURRENT ASSETS                                              709,325
Fixed Assets                                                             31,555
                                                                       --------
      TOTAL ASSETS                                                     $740,880
                                                                       ========

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:
  Accounts payable and accruals                                        $643,834
  Taxes payable                                                          85,626
                                                                       --------
      TOTAL LIABILITIES                                                 729,460
                                                                       --------
STOCKHOLDER'S EQUITY:
  Common stock - $1 par value; issued 1,100 shares                        1,100
  Retained earnings                                                      10,320
                                                                       --------
      TOTAL STOCKHOLDER'S EQUITY                                         11,420
                                                                       --------
      TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                       $740,880
                                                                       ========

NISSCO INC. & SUBSIDIARIES

                                                             STATEMENT OF INCOME
================================================================================

YEAR ENDED DECEMBER 31, 1997

Revenue                                         $2,535,888
Cost of sales and services                         739,210
                                                ----------
Gross profit                                     1,796,678
Operating expenses                               1,201,584
                                                ----------
Pre-tax income                                     595,094
Income taxes                                        85,626
                                                ----------
Net income                                      $  509,468
                                                ==========

NISSCO INC. & SUBSIDIARIES

                                       STATEMENT OF CHANGES IN RETAINED EARNINGS
================================================================================

YEAR ENDED DECEMBER 31, 1997

Retained earnings at January 1                        $ 398,903
Net earnings for year                                   509,468
Distribution of nonacquired assets                     (898,051)
                                                      ---------
Retained earnings at December 31                      $  10,320
                                                      =========

NISSCO INC. & SUBSIDIARIES

                                                         STATEMENT OF CASH FLOWS
================================================================================

YEAR ENDED DECEMBER 31, 1997
Cash flows from operating activities:
  Net income                                                                                        $ 509,468
                                                                                                    ---------
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                                                       4,328
    Increase in accounts receivable                                                                  (261,743)
    Increase in loans receivable - shareholders                                                      (159,070)
    Decrease in accounts payable                                                                      (50,467)
    Decrease in income taxes payable                                                                  (41,152)
                                                                                                    ---------
          TOTAL ADJUSTMENTS                                                                          (508,104)
                                                                                                    ---------

          NET CASH PROVIDED BY OPERATING ACTIVITIES                                                     1,364

Cash flows from investing activity - cash payments for the purchase of equipment                      (13,281)
                                                                                                    ---------
Net decrease in cash and equivalents                                                                  (11,917)
Cash and cash equivalents at January 1                                                                 56,880
                                                                                                    ---------
Cash and cash equivalents at December 31                                                            $  44,963
                                                                                                    =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

  Cash paid during the year for:
    Taxes                                                                                           $ 126,497
                                                                                                    =========
    Interest                                                                                        $  13,374
                                                                                                    =========

NISSCO INC. & SUBSIDIARIES

                                                   NOTES TO FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1997
================================================================================

1. BUSINESS                   Nissco Inc. & Subsidiaries (the "Company") is
   SUMMARY AND                primarily engaged in providing buying services and
   ACCOUNTING                 group discounts to wholesale distributors of
   POLICIES:                  sanitary maintenance supplies, paper goods and
                              related products. The Company's services are provided to various entities located in the eastern United States.

                              A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:

                              Assets and liabilities and revenue and expenses are recognized on the accrual basis of accounting.

                              Service income is based primarily on percentages applied to member- customer's purchases from suppliers. Income is recognized when substantially all events relative to the underlying purchase have been completed. Collections are normally received in 30 to 180 days. An estimated allowance is provided for uncollectible accounts.

                              Depreciation of property, plant and equipment is provided by the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the economic life of the improvement or the lease term. Deferred taxes, if any, are not material.

                              Assets are comprised of the following:

                              Furniture, fixtures and equipment        $ 180,538
                              Less accumulated depreciation              148,983
                                                                       ---------
                              Net fixed assets                         $  31,555
                                                                       =========

                              Receivables are reported net of an allowance for doubtful accounts of $49,423.

                              Income taxes are provided for the tax effects of transactions currently reported in the financial statements. Differences between financial and income tax earnings do not give rise to material deferrals.

NISSCO INC. & SUBSIDIARIES

                                                   NOTES TO FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1997
================================================================================

                              In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company estimates an allowance for doubtful accounts based on the creditworthiness of their customers, as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimate.

2. COMMITMENTS                The Company leases certain office and warehouse
   AND                        facilities in Naples, Florida under a lease
   CONTINGENCIES              expiring September 30, 2000.

                              Minimum annual rental commitments under the leases are summarized as follows:

                              1998                       $  10,000
                              1999                          10,000
                              2000                           7,500
                                                         ---------
                                                         $  27,500
                                                         =========

                              Rent expense charged to earnings was $29,576.

3. RETIREMENT                 The Company adopted a Savings Incentive Match Plan
   PLANS:                     ("SIMPLE" IRA) for all eligible employees
                              effective February 4, 1998. The employer matches employee salary deferrals up to a maximum of three per cent of compensation.


4. SUBSEQUENT                 Effective January 15, 1998 the sole stockholder
   EVENTS                     sold all of his shares to Enviro-Clean of America,
                              Inc. ("EVCL"). The purchase price is $500,000 plus
                              250 thousand shares of EVCL per year each January for four years commencing in 1999. The first two years stock is restricted by contract for two years from the date of issuance. The last two years stock is restricted by contract for one year from the date of issuance. Additionally there are consulting and or employment contracts with the shareholder that run for the term of the agreement. A deposit of $484,000 was paid to the shareholder in October 1998.

                              The nonacquired assets and non-assumed liabilities were removed from the companies' reports in 1997 and 1998. The excess net asset value of 1997 over 1998 is reflected as a shareholder receivable at December 31,1997. This amount is settled and reduced to $-0- in 1998.

NISSCO INC. & SUBSIDIARIES

                                                   NOTES TO FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1997
================================================================================

5. CONSOLIDATED               From 1996 through 1999, changes of corporate
   STATEMENTS                 entities have taken place. However, the companies
                              have effectively operated as one during that period of time through common ownership and management. Sunline Partners, Inc was merged into Nissco Inc. December 31, 1996. Nissco/Sunline Inc.
                              was incorporated in September 1998 and became the parent company of Nissco Inc. Nissco Inc. (New) continues as an unrelated company owned by the former shareholder. Nissco/Sunline, Inc. is the entity acquired by EVCL.

                                    PART III

ITEM 1.   INDEX TO EXHIBITS.

INDEX     EXHIBIT
2(i)      Stock Purchase Agreement among Enviro-Clean of America, Inc.,
          Enviroacq I Co. and Kandel & Son dated as of January 1, 1999*

2(ii)     Stock Purchase Agreement among Enviro-Clean of America, Inc. Enviroacq
          II Co. and NISSCO/Sunline, Inc. dated as of January 1, 1999*

2(iii)    Agreement & Plan of Merger of Cleaning Ideas, Inc.**

2(iv)     Stock Purchase Agreement of Superior Chemical & Supply, Inc.**

2(v)      Articles of Incorporation of the Company*

2(vi)     By-Laws of the Company*

3(i)      Certificate of Designation for the Company's Series A Stock*

3(ii)     Certificate of Designation for the Company's Series E Stock*

3(iii) Subscription Agreement between the Company and Steven C. Etra regarding the purchase and sale of the Series E Stock

3(iv)     Certificate of Designation for the Company's Series D Stock**

3(v) Certificate of Amendment to the Certificate of Designation for the Company's Series A Stock

3(vi)     Form of 12.75% Subordinate Note

3(vii)    Form of the Warrant Certificate

3(viii)   Pledge and Security Agreement between the Company and Charles H.
          Davis**

3(ix)     Security Agreement between the Company and Stephen Haynes**

INDEX     EXHIBIT
3(x)      Registration Rights Agreement among the Company, Charles H. Davis and
          Randall K. Davis**

6(i)      Employment Agreement between the Company and Richard Kandel

6(ii)     Employment Agreement between the Company and Randall K. Davis

6(iii)    Employment Agreement between CIC and Randall K. Davis**

6(iv)     Employment Agreement between CIC and Charles H. Davis**

6(v)      Employment Agreement between Superior and Stephen Haynes**

6(vi)     Consulting Agreement between the Company and Steven C. Etra

21        List of Subsidiaries of the Company*

--------------------------

* Incorporated by reference to the Company's Form 10-SB filed with the Commission on June 16, 1999.

** Incorporated by reference to the Company's Current Report on Form 8-K filed with the Commission on September 3, 1999.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      ENVIRO-CLEAN OF AMERICA, INC.



                                      By:      /s/ RICHARD KANDEL
                                              ----------------------------------
                                              Richard Kandel
                                              Chairman of the Board and
                                              Chief Executive Officer

                                          Date:   October 22, 1999

                               INDEX TO EXHIBITS

INDEX     EXHIBIT
2(i)      Stock Purchase Agreement among Enviro-Clean of America, Inc.,
          Enviroacq I Co. and Kandel & Son dated as of January 1, 1999*

2(ii)     Stock Purchase Agreement among Enviro-Clean of America, Inc. Enviroacq
          II Co. and NISSCO/Sunline, Inc. dated as of January 1, 1999*

2(iii)    Agreement & Plan of Merger of Cleaning Ideas, Inc.**

2(iv)     Stock Purchase Agreement of Superior Chemical & Supply, Inc.**

2(v)      Articles of Incorporation of the Company*

2(vi)     By-Laws of the Company*

3(i)      Certificate of Designation for the Company's Series A Stock*

3(ii)     Certificate of Designation for the Company's Series E Stock*

3(iii) Subscription Agreement between the Company and Steven C. Etra regarding the purchase and sale of the Series E Stock

3(iv)     Certificate of Designation for the Company's Series D Stock**

3(v) Certificate of Amendment to the Certificate of Designation for the Company's Series A Stock

3(vi)     Form of 12.75% Subordinate Note

3(vii)    Form of the Warrant Certificate

3(viii)   Pledge and Security Agreement between the Company and Charles H.
          Davis**

3(ix)     Security Agreement between the Company and Stephen Haynes**

INDEX     EXHIBIT
3(x)      Registration Rights Agreement among the Company, Charles H. Davis and
          Randall K. Davis**

6(i)      Employment Agreement between the Company and Richard Kandel

6(ii)     Employment Agreement between the Company and Randall K. Davis

6(iii)    Employment Agreement between CIC and Randall K. Davis**

6(iv)     Employment Agreement between CIC and Charles H. Davis**

6(v)      Employment Agreement between Superior and Stephen Haynes**

6(vi)    Consulting Agreement between the Company and Steven C. Etra

21        List of Subsidiaries of the Company*

--------------------------

* Incorporated by reference to the Company's Form 10-SB filed with the Commission on June 16, 1999.

** Incorporated by reference to the Company's Current Report on Form 8-K filed with the Commission on September 3, 1999.